EXHIBIT 99.1

BETTERLIFE PHARMA INC.

Consolidated Financial Statements

Years ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BetterLife Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Betterlife Pharma Inc. as of January 31, 2021 and January 31, 2020, and the related consolidated statements of comprehensive loss, consolidated statements of shareholders’ equity, and consolidated statements of cash flows for the years ended January 31, 2021 and January 31, 2020, and the related notes and schedules (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended January 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Going concern assessment

Description of the matter

As described in note 1 to the consolidated financial statements, the consolidated financial statements of the Company are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. As at January 31, 2021, the Company has not earned any revenue and has an accumulated deficit of $91,011,306 and expects to incur additional losses in the future. The ability of the Company to continue as a going concern is dependent on raising capital to fund its initial business plan and ultimately to attain profitable operations. Accordingly, the Company has determined that these factors raise substantial doubt as to the Company’s ability to continue as a going concern for a period of one year from the issuance of these financial statements. Management intends to continue to fund its business by way of equity issuances as may be required, in order satisfy the Company’s obligations as they come due for at least one year from the financial statement issuance date. However, the Company has not concluded that these plans alleviate the substantial doubt related to its ability to continue as a going concern.

2

How the Critical Audit Matter Was Addressed in the Audit

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company’s available capital and the risk of bias in management’s judgments and assumptions in their determination. Our audit procedures related to the Company’s assertion on its ability to continue as a going concern included the following, among others:

•	We enquired of Company management and reviewed company records to assess whether there are additional factors that contribute to the uncertainties disclosed.

•	We assessed whether the Company’s determination that there is substantial doubt about its ability to continue as a going concern was adequately disclosed.

•	We evaluated the probability that the Company will be able to achieve successful equity financings.

•	We evaluated the probability that the Company will be able to reduce capital expenditures and other operating expenditures if required

•	We assessed management’s plans in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusion reached by management

Acquisition of Altum Pharmaceuticals Inc.

Description of the matter

As described in notes 6(b) and 9 to the consolidated financial statements, on August 31, 2020, the amalgamation between the Company, Altum Pharmaceuticals Inc. (“Altum”), an entity with common officers and director with the Company, and 12167573 Canada Ltd., a fully-owned subsidiary of the Company, was ratified by the Canadian Securities Exchange. Upon the close of the amalgamation, Altum became a fully owned subsidiary of the Company and immediately after the transaction, the former shareholders of Altum and Betterlife Pharma Inc. each owned approximately 50% of the Company’s resulting outstanding common shares. Management concluded that the Company’s former shareholders retained control of the Company. Additionally, management determined that the transaction did not meet the definition of a business and therefore accounting for the transaction as an asset acquisition.

How we addressed the matter in the Audit

Auditing the Company’s accounting for the acquisition of Altum was complex due to the significant judgment required to assess control subsequent to the transaction and due to the significant estimation required by management to determine the fair value of the intangible assets which consisted of patents pending and in-process research and development. The Company used a cost approach to estimate the fair value of the acquired intangible assets. Additionally, the determination of whether the acquisition met the definition of a business required significant judgment taking into consideration the existence of inputs, processes that were considered substantive, and outputs.

We assessed the adequacy of the accounting treatment by reviewing all signed agreements related to the transaction and reviewed the accounting position paper prepared by management.

To test the accuracy of the estimated fair value of the intangible assets acquired, we performed audit procedures that included comparing estimated costs to develop the acquired intellectual property to supporting evidence. We involved internal valuation specialists to assist in our evaluation of the developer premiums used by management to adjust historical development costs and inflation rates to reflect fair values at the acquisition date.

To assess whether Altum met the definition of a business, we reviewed the position paper prepared by management, and considered whether the inputs and processes applied to those inputs were substantive. We also vouched to supporting evidence to corroborate management’s assertions.

Acquisition of NutraNeeds LLC

Description of the matter

As described in Note 6a) on December 7, 2020, the Company entered into an asset purchase agreement with Nutraneeds LLC (“Nutraneeds”) whereby the Company issued 13,333,333 common shares (Note 12(f)) to acquire intellectual property, including patented technology, in connection with the compounds known as 2-bromo-LSD.

Management determined that the acquisition of assets did not meet the definition of a business and that the intangibles assets acquired were too early stage to meet the definition of an intangible asset.

How we addressed the matter in the Audit

We assessed the adequacy of the accounting treatment by reviewing all signed agreements related to the transaction and reviewed the accounting position paper prepared by management. We considered whether the inputs and processes applied to those inputs were substantive. We also vouched to supporting evidence to corroborate management’s assertions.

3

Impairment of intangible assets

Description of the matter

As described in note 9 to the consolidated financial statements, management recognized impairment losses of approximately $2.9 million on intangible assets, effectively impairing all of its intangible assets, for the year ended January 31, 2021.

We considered this a key audit matter due to the estimates made by management in determining the recoverable amount of the intangible assets. We assessed the estimates as having a high degree of subjectivity and therefore ensured sufficient audit effort was performed to test the related key assumptions.

How we addressed the matter in the Audit

To test the accuracy of the impairment losses on the intangible assets, we performed audit procedures that included, discussing with management and the Company’s specialists to obtain an understanding of the status of each project and management’s intentions to pursue each project in the future, as well as evaluating how management determined the recoverable amounts of each project. We also assessed management’s plans in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusion reached by management.

Assessment of financial guarantee liability

Description of the matter

As described in notes 5(a) and 10 to the consolidated financial statements, the Company sold 100% of its equity interests in its fully owned subsidiary, Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), to an unrelated third party. Subsequent to the sale, the Company remains a guarantor on the lease at 285-295 Kesmark Street which was transferred to the third-party as part of the sale. The Company recognized a financial guarantee liability based on its best estimate of the consideration required to settle the present obligation at January 31, 2021, taking into account the risks and uncertainties surrounding the obligation.

Auditing the estimated financial guarantee liability is complex and judgmental due to the level of uncertainty involved in management’s estimate of the amount and likelihood of potential payout in case of payment default by the lessee, as at January 31, 2021.

How we addressed the matter in the Audit

To test the accuracy and completeness of the Company’s estimated financial guarantee liability, our procedures included:

•	We enquired with management regarding the Company’s position on whether it had a present obligation for which it could make a reliable estimate of its obligation to fulfill the guarantee.

•	We also enquired as to the financial position of the new lessee to assess reasonability of management’s estimated likelihood.

•

We further enquired with the Company’s external legal counsel to obtain an understanding of the Company’s exposure as a result of the lease agreement and relating guarantee clause, and assess the reasonability of the estimated amount and likelihood of payout.

•	We performed sensitivity analyses to determine the effect of changes in assumptions on the financial guarantee liability.

We have served as the Company’s auditor since 2019.

Montreal, Canada

May 31, 2021

4

BETTERLIFE PHARMA INC.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	January 31, 2021 $	January 31, 2020 $
Assets

Current assets
Cash	154,722	2,681,704
Cash – restricted (Note 7)	–	600,000
Amounts receivable	520,122	137,367
Prepaids and other current assets	654,710	61,467

Total current assets	1,329,554	3,480,538

Non-current assets
Deposits	–	177,300
Property and equipment, net (Note 8)	36,871	540,245
Intangible assets, net (Note 9)	–	801,058
Right-of-use assets (Note 10)	–	3,251,638

Total assets	1,336,425	8,250,779

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	4,503,217	890,138
Due to related parties (Note 18)	661,660	1,788
Financial guarantee liability (Notes 10 and 21(c))	182,200	–
Lease liability (Note 10)	–	68,138
Convertible debentures (Note 11)	500,000	–

Total current liabilities	5,847,077	960,064

Non-current liabilities
Lease liability (Note 10)	–	4,634,154
Warrant liabilities (Note 13(a))	131,603	–

Total liabilities	5,978,680	5,594,218

Shareholders’ (Deficit) Equity
Common shares (Note 12)	63,670,860	37,519,448
Reserves (Notes 13(b), 14 and 15)	22,618,544	19,625,602
Accumulated other comprehensive income	109,647	172,027
Accumulated deficit	(91,011,306)	(54,660,516)

Total shareholders’ (deficit) equity	(4,612,255)	2,656,561

Total liabilities and shareholders’ equity	1,366,425	8,250,779

Nature of operations and going concern (Note 1), commitments and contingencies (Note 21) and events after the reporting date (Note 26)

Approved on behalf of the Board of Directors

“Ahmad Doroudian”	Director

“Ralph Anthony Pullen”	Director

(The accompanying notes are an integral part of these consolidated financial statements)

5

BETTERLIFE PHARMA INC.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

	Years Ended
	January 31, 2021 $	January 31, 2020 $

Expenses
Amortization and depreciation of equipment and intangible assets (Notes 8 and 9)	157,760	985,895
Amortization of right-of-use assets (Note 10)	(69,849)	361,502
Consulting fees	1,982,846	1,608,692
Finders fee expense	–	100,000
Foreign exchange (gain) loss	(39,050)	38,057
General and administrative	1,743,415	923,877
Lease liability expense (Note 10)	479,164	347,445
Licensing fees	–	40,029
Professional fees	1,447,202	1,707,892
Promotion and marketing	185,952	96,641
Repairs and maintenance	22,808	45,875
Research and development	284,700	63,767
Wages, salaries and employment expenses	1,720,419	3,016,626

Total expenses	7,915,367	9,336,298

Loss from operations	(7,915,367)	(9,336,298)

Other income (expenses)
Accretion expense (Note 11)	(33,054)	(380,754)
Change in unrealized gains/losses on warrant liabilities (Note 13(a))	(73,885)	–
Financial guarantee expense (Notes 10 and 21(c))	(182,200)	–
Interest expense	(7,046)	(48,024)
Interest income	265	4,479
Gain (loss) on sale/abandonment of assets, net (Notes 4 and 5)	804,429	(1,303,278)
Loss on impairment of equipment (Note 8)	–	(3,901)
Loss on impairments and write-offs of inventory and other (Note 17(c))	–	(1,466,377)
Loss on impairment of intangible assets (Note 9)	(12,116,908)	(6,625,246)
Loss on impairment of loan receivable (Notes 17(a) and 17(b))	–	(213,085)
Other	(40,358)	48,382
Settlement of legal claims (Notes 4 and 21(a))	(120,000)	(264,660)
Unidentifiable assets acquired (Note 6(a))	(16,666,666)	–

Total other income (expenses)	(28,435,423)	(10,252,464)

Net loss for the year	(36,350,790)	(19,588,762)

Other comprehensive income (loss)
Foreign currency translation adjustment of foreign operations	(62,380)	48,962

Net comprehensive loss for the year	(36,413,170)	(19,539,800)

Net loss per share, basic and diluted	(1.34)	(1.30)

Weighted average shares outstanding, basic and diluted	27,027,028	15,035,909

 (The accompanying notes are an integral part of these consolidated financial statements)

6

BETTERLIFE PHARMA INC.

Consolidated Statements of Shareholders’ (Deficit) Equity

(Expressed in Canadian dollars)

	Common Shares		Common Shares		Accumulated Other Comprehensive Income - Foreign Currency
	Shares(i) #	Amount $	Issuable $	Reserves $	Translation $	Deficit $	Total $
Balance – January 31, 2019	9,689,966	21,395,999	10,000	17,038,202	123,065	(35,071,754)	3,495,512
Common shares issued for services (Notes 12(i) and 12(k))	123,790	215,129	(10,000)	–	–	–	205,129
Common shares issued for settlement of accounts payable and accrued liabilities (Note 12(j))	169,032	338,065	–	–	–	–	338,065
Common shares issued for conversion of debentures (Note 12(o))	59,524	261,821	–	(11,821)	–	–	250,000
Common shares and warrants issued for cash (Notes 12(l) and 12(m))	6,695,000	16,390,000	–	–	–	–	16,390,000
Common shares and warrants issued as share issue costs (Notes 12(l) and 12(n))	470,800	(1,081,566)	–	1,001,566	–	–	(80,000)
Share-based payments (Note 15)	–	–	–	1,597,655	–	–	1,597,655
Foreign currency translation adjustment of foreign operations	–	–	–	–	48,962	–	48,962
Net loss	–	–	–	–	–	(19,588,762)	(19,588,792)

Balance – January 31, 2020	17,208,112	37,519,448	–	19,625,602	172,027	(54,660,516)	2,656,561
Common shares issued for services (Note 12(a))	1,235,399	1,762,813	–	(411,006)	–	–	1,351,807
Common shares and warrants issued for cash, net (Notes 12(b) and 12(c))	716,725	1,185,794	–	103,549	–	–	1,289,343
Common shares issued for asset acquisitions (Notes 6, 12(d) and 12(f))	31,550,572	22,760,816	–	100,312	–	–	22,861,128
Common shares issued on exercise of special warrants and warrants (Notes 12(e) and 12(h))	646,000	339,600	–	(150,000)	–	–	189,600
Common shares issued on conversion of convertible debenture (Note 12(g))	89,034	102,389	–	–	–	–	102,389
Equity component of convertible debentures	–	–	–	12,671	–	–	12,671
Special warrants issued for cash, net (Note 12(e))	–	–	–	2,510,784	–	–	2,510,784
Share-based payments (Note 15)	–	–	–	826,632	–	–	826,632
Foreign currency translation adjustment of foreign operations	–	–	–	–	(62,380)	–	(62,380)
Net loss	–	–	–	–	–	(36,350,790)	(36,350,790)

Balance – January 31, 2021	51,445,842	63,670,860	–	22,618,544	109,647	(91,011,306)	(4,612,255)

(i) After the effect of the common share consolidation on a ten (10) old for one (1) new common share basis (Note 12).

(The accompanying notes are an integral part of these consolidated financial statements)

7

BETTERLIFE PHARMA INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Years Ended
	January 31, 2021 $	January 31, 2020 $
Operating activities

Net loss	(36,350,790)	(19,588,762)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation of equipment and intangible assets	157,760	985,895
Amortization of right-of-use assets	185,053	421,984
Change in unrealized gains/losses on warrant liabilities	73,885	–
Common shares issued for services	1,351,808	185,129
Financial guarantee liability	182,200	–
Foreign exchange loss (gain)	(39,050)	(11,085)
Interest accretion	12,671	294,000
Gain (loss) on sale/abandonment of assets, net	(804,429)	1,303,278
Loss on impairment of equipment	–	3,901
Loss on impairment of intangible assets	12,116,908	6,625,246
Share-based payments	826,632	1,597,655
Unidentifiable assets acquired	16,666,666	–
Changes in working capital accounts:
Amounts receivable	(349,896)	(92,879)
Prepaids and other current assets	(269,998)	10,415
Deposit	–	(177,300)
Accounts payable and accrued liabilities	(993,932)	1,050,328
Due to related parties	69,631	(329,446)
Deferred revenue	–	(159,000)
Net cash used in operating activities	(7,164,881)	(7,880,641)

Investing activities
Acquisition obligation	–	(432,923)
Cash acquired through acquisitions	25,065	–
Loans receivable, net	–	(165,428)
Purchase of property and equipment	(10,153)	(542,742)
Purchase of intangible assets	(86,462)	–
Net cash used in investing activities	(71,550)	(1,141,093)

Financing activities
Lease payments	(499,929)	(559,580)
Payment for debt modification	–	(250,000)
Proceeds from (repayment of) convertible debenture	600,000	(3,250,000)
Proceeds from exercise of warrants	189,600	–
Proceeds from issuance of common shares and warrants, net	1,289,343	16,310,000
Proceeds from issuance of special warrants, net	2,510,630	–
Repayment of promissory note	–	(24,000)
Net cash provided by financing activities	4,089,644	12,226,420

Effects of exchange rate changes on cash	19,805	2,218

Net change in cash	(3,126,982)	3,206,904
Cash – beginning of period	3,281,704	74,800
Cash – end of period	154,722	3,281,704

Supplemental cash flow disclosures (Note 16)

(The accompanying notes are an integral part of these consolidated financial statements)

8

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002 whose common shares are publicly traded on the Canadian Securities Exchange under the symbol “BETR”. The Company is a biopharmaceutical company engaged in the development and commercialization of patented, differentiated and premium quality pharmaceuticals.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in these audited consolidated financial statements should the Company no longer be able to continue as a going concern. Any such adjustments could be material. As at January 31, 2021, the Company has not earned any revenue and has an accumulated deficit of $91,011,306. The continued operations of the Company are dependent on its ability to generate future cash flows through additional financing or commercialization, which have been impacted as a result of the global outbreak of coronavirus (“COVID-19”) (Note 2(d)). Management intends to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on the company’s ability to continue as a going concern.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2.	Significant Accounting Policies

	(a)	Basis of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared in accordance with the accounting policies presented below and are based on IFRS and IFRIC interpretations issued and effective as of January 31, 2021.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 31, 2021.

	(b)	Basis of Measurement and Presentation

These consolidated financial statements have been prepared on a historical cost basis, except for share-based payment transactions and certain financial instruments which are measured at fair value, and are presented in Canadian dollars.

	(c)	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Subsidiaries are fully consolidated from the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. The Company has consolidated the assets, liabilities, revenues and expenses of its subsidiaries after the elimination of inter-company transactions and balances.

The consolidating entities include:

	% of ownership		Jurisdiction

BetterLife Pharma Inc.	Parent		Canada
Altum Pharmaceuticals Inc. (acquired August 2020) (Note 6(b))	100%		Canada
Pivot Pharmaceuticals Manufacturing Corp. (divested December 2020) (Note 5(a))	100%		Canada
Blife Therapeutics Inc. (acquired May 2020) (Note 6(c))	100%		Canada
Pivot Green Stream Health Solutions Inc. (dissolved January 2020)	100%		Canada
Altum S1M US Corp.	100	%(1)	U.S.A.
BetterLife Pharma US Inc.	100%		U.S.A.
Pivot Naturals, LLC (divested February 2020) (Note 4)	100%		U.S.A.
Thrudermic, LLC	100%		U.S.A.
BetterLife Europe Pharmaceuticals AG	100%		Lichtenstein
Solmic AG	100%		Switzerland
Altum Pharma (Australia) Pty Ltd.	100	%(1)	Australia
Altum Pharmaceuticals (HK) Limited	100	%(1)	Hong Kong
Altum Pharmaceuticals International Inc. (dissolved December 2020)	100	%(1)	Barbados
Altum Pharmaceuticals Barbados Inc. (dissolved December 2020)	100	%(1)	Barbados

_________

(1) Fully-owned subsidiaries of Altum Pharmaceuticals Inc.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

The following are the critical judgments and estimates that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Estimated useful life of long-lived assets

Judgment is used to estimate each component of a long-lived asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and in the case of an intangible asset, contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost, and renewal history. If the estimated useful lives were incorrect, it could result in an increase or decrease in the annual amortization expense, and future impairment charges or recoveries.

Impairment of non-financial assets

Property and equipment and definite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment of the existence of impairment indicators is based on various internal and external factors and involves management’s judgment. Indefinite life intangible assets, including goodwill, are tested for impairment annually. For the purposes of determining the recoverable amount, assets are aggregated into cash generating units (“CGUs”) based on an assessment of the lowest level which there are separately identifiable cash inflows. The determination of individual CGUs is based on management’s judgement regarding shared infrastructure, geographical proximity and similar exposure to market risk. The recoverable amount is the greater of an asset’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable amount.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

Business combinations

Determining whether an acquisition meets the definition of a business combination or represents an asset purchase requires judgment on a case-by-case basis. As outlined in IFRS 3 Business Combinations, the components of a business must include inputs, processes and outputs.

Determination of share-based payments

The estimation of share-based payments (including warrants and stock options) requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The model used by the Company is the Black-Scholes valuation model at the date of the grant. The Company makes estimates as to the volatility, the forfeiture rate, the expected life, dividend yield and the time of exercise, as applicable. The expected volatility is based on the average volatility of share prices of similar companies over the period of the expected life of the applicable warrants and stock options. The expected life is based on historical data. These estimates may not necessarily be indicative of future actual patterns.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Incremental borrowing rate and lease terms

IFRS 16 “Leases” requires lessees to discount lease payments using the rate implicit in the lease if that rate is readily available. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses the incremental borrowing rate when initially recording real estate leases as the implicit rates are not readily available as information from the lessor regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leased assets is not available. The Company determines the incremental borrowing rate as the interest rate the Company would pay to borrow over a similar term the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Leases requires lessees to estimate the lease term. In determining the period which the Company has the right to use an underlying asset, management considers the non-cancellable period along with all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

Going concern

The global outbreak of coronavirus (“COVID-19”) has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada and other countries to fight the virus. While the extent of the impact is unknown, the Company anticipates this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business and financial condition. Refer to Note 1 for additional factors impacting going concern assessment done by management.

(e)	Investments in Joint Arrangements

These consolidated financial statements incorporate the Company’s share of the results of its joint venture, Pivot-Cartagena Joint Venture Inc. using the equity method of accounting (Note 20). Investments in joint ventures are recognized initially at cost and adjusted thereafter to include the Company’s share of income or loss and comprehensive income on an after-tax basis. Dividends or distributions received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investments.

Investments are reviewed for impairment at each reporting period by comparing recoverable amount to carrying amount when there is an indication of impairment.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(f)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its subsidiaries, Altum Pharmaceuticals Inc., Pivot Pharmaceuticals Manufacturing Corp., Blife Therapeutics Inc. and Pivot Green Stream Health Solutions Inc., is the Canadian dollar. The functional currency of the U.S. subsidiaries, Altum S1M US Corp., BetterLife Pharma US Inc., Pivot Naturals, LLC and Thrudermic, LLC, is the U.S. dollar. The functional currency of the European subsidiaries, BetterLife Europe Pharmaceuticals AG and Solmic AG, is Swiss Francs. The functional currency of the Hong Kong based subsidiary, Altum Pharmaceuticals (HK) Limited, is the Hong Kong dollar. The functional currency of the Australian subsidiary, Altum Pharma (Australia) Pty Ltd., is the Australian dollar. The functional currency of the Barbadian subsidiaries, Altum Pharmaceuticals International Inc. and Altum Pharmaceuticals Barbados Inc. is the U.S. dollar.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in the consolidated statements of comprehensive loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity, described as foreign currency translation adjustment.

	(g)	Financial Instruments

Financial instruments - classification and measurement

Financial Assets

The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

• Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method. The Company’s amounts receivable is classified in this category.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

• Fair value through other comprehensive income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

• Fair value through profit or loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. The Company’s cash is classified in this category.

Financial Liabilities

All financial liabilities are initially recognized at fair value plus or minus transactions costs that are directly attributable to issuing the financial liability. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL. The Company’s accounts payable and accrued liabilities, due to related parties, convertible debentures and other liabilities are measured at amortized cost. The Company’s warrant liabilities are measured at FVTPL.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified. Financials assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred. Financial liabilities are derecognized when the obligation is discharged, cancelled or expired.

Financial instruments - impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the consolidated statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

c.	Level 3 – inputs for the asset or liability are not based on observable market data.

(h)	Cash and Cash Equivalents

Cash in the consolidated statement of financial position is comprised of cash and short-term deposits which have an original maturity of three months or less or are readily convertible into a known amount of cash. At January 31, 2021 and 2020, the Company had no cash equivalents.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(i)	Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded using the straight-line method to depreciate the cost of property and equipment the useful lives for which an asset is expected to be available for use as follows:

Computer equipment	2 years
Equipment	5 years
Leasehold improvements	5 to 10 years
Security system	5 years

(j)	Intangible Assets

Intangible assets consist of costs incurred to acquire patents, unpatented technology and in-progress research and development programs. Development expenditures are capitalized as intangible assets only if the expenditure can be measured reliably, the process is technically and commercially feasible, future economic benefits are probable to the Company and the Company has sufficient resources to complete the development and use or sell the asset. Otherwise, it is recognized in the consolidated statements of comprehensive loss as incurred. Research costs are expensed in the period that they are incurred.

Intangible assets that are considered finite life assets are recorded at cost less accumulated amortization and accumulated impairment. Intangible assets that are considered indefinite life assets are recorded at cost less accumulated impairment.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of loss and comprehensive loss when the asset is derecognized.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the asset. Amortization is recorded using the straight-line method and is intended to amortize the intangible assets over their estimated useful lives:

Patents	10 years
Unpatented technology	10 years

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(k)	Impairment of Non-financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of long-lived assets to determine whether there is an indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment charge (if any). The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is determined to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the consolidated statement of loss and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

Intangible assets with indefinite useful lives, goodwill and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

(l)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(m)	Leases

A contract is a lease or contains a lease if it conveys the right to control the use of an asset for a time period in exchange for consideration. To identify a lease, the Company (1) considers whether an explicit or implicit asset is specified in the contract and (2) determines whether the Company obtains substantially all the economic benefits from the use of the underlying asset by assessing numerous factors, including but not limited to substitution rights and the right to determine how and for what purpose the asset is used.

When assessing the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

The Company does not recognize lease assets and lease liabilities for low-value assets or short-term leases with a term of 12 months or less. The lease payments are recognized in expenses over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid. The Company elected to not separate non-lease components from lease components and to account for the non-lease and lease components as a single lease component.

The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated.

The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when the expected lease payments change as a result of new assessments of contractual options and residual value guarantees.

	(n)	Equity

Common shares

Common shares represent the amount received on the issue of common shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If common shares are issued when stock options and warrants are exercised, the common shares account also comprised the compensation costs previously recorded as reserves. In addition, if common shares were issued as consideration for the acquisition of a form of non-monetary assets, they are measured at their fair value according to the quoted price on the day of the conclusion of the agreement.

Unit placements

Proceeds from unit placements are allocated between common shares and share purchase warrants issued using the residual method. Proceeds are first allocated to common shares according to the quoted price of existing common shares at the time of issuance and any residual in the proceeds is allocated to warrants. If the warrant is exercised, the value attributed to the warrant is transferred to share capital. If the warrant expires unexercised, the value is reclassified to contributed surplus within equity. Warrants, issued as part of private placement units, that have their term of expiries extended, are not subsequently revalued.

The Company may modify the terms of warrants originally granted. When modifications exist, the Company will maintain the original fair value of the warrant.

Other elements of equity

Reserves include charges related to stock options, compensation options and share purchase warrants until such stock options and share purchase warrants are exercised.

	(o)	Share-based Payments

The Company grants share purchase options, restricted stock units (“RSUs”), performance stock units (“PSUs”) and deferred share units (“DSUs”) under its Long-term Incentive Plan described in Note 15 to employees, consultants, directors and others providing similar services.

17

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

The fair value of share purchase options granted is measured at the grant date using an option pricing model. Subsequently, the fair value of share purchase options ultimately expected to vest is charged to operations over the vesting period. Share purchase options granted to third parties in exchange for goods or services are measured at the fair value of the goods or services received and charged to operations over the vesting period.

The fair values of RSUs, PSUs and DSUs granted are measured at grant dates share prices and the expense is allocated over the vesting period based on the best available estimate of the number of RSUs, PSUs and DSUs expected to vest. Non-market vesting conditions are included in assumptions about the number of RSUs, PSUs and DSUs that are expected to be issued or paid. Estimates are subsequently revised if there was any indication that the number of RSUs, PSUs or DSUs expected to vest differed from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if the number of RSUs, PSUs or DSUs that are ultimately issued or paid are different to that estimated on vesting. The accumulated charges related to RSUs, PSUs and DSUs recorded in reserves are transferred to common shares on issuance of common shares in payment of vested RSUs, PSUs and DSUs.

	(p)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at fair value through other comprehensive income will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the consolidated statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss.

	(q)	Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

	(r)	Taxes

Tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statements of income (loss) and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

	(s)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

	(t)	Segment Reporting

The Company presents and discloses segmental information based on information that is regularly reviewed by the Chief Executive Officer and the Board of Directors. The allocation of resources between the different operating segments and the assessment of the performance of the operating segments is the responsibility of the Chief Executive Officer.

The Company has determined that it has only one operating segment: development and commercialization of patented, differentiated and premium quality pharmaceuticals.

3.	New Accounting Pronouncements

The following new accounting standards and interpretations have been adopted by the Company as of February 1, 2020.

	(a)	IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

3.	New Accounting Pronouncements (continued)

IAS 1 has been revised to incorporate a new definition of “material” and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company adopted IAS 1. The adoption of IAS 1 had no significant impact on the Company’s consolidated financial statements.

	(b)	IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company adopted IAS 8. The adoption of IAS 8 had no significant impact on the Company’s consolidated financial statements.

The following new accounting standards and interpretations will be adopted by the Company subsequent to January 31, 2021.

	(c)	IAS 1 – Presentation of Financial Statements

IAS 1 has been revised to (i) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; (ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted.

IAS 1 has also been amended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company does not expect the revisions to have a material impact on its consolidated financial statements.

	(d)	IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 has been amended to introduce the definition of an accounting estimate and include other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its consolidated financial statements.

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

3.	New Accounting Pronouncements (continued)

	(e)	IAS 16 – Property, Plant and Equipment (“IAS 16”)

IAS 16 has been amended to prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its consolidated financial statements.

	(f)	IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”)

IAS 37 has been amended to clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The Company does not expect the amendment to have a material impact on its consolidated financial statements.

4.	Settlement and Asset Abandonment

On February 13, 2020, the Company signed a Settlement Agreement and Release Agreement (“Settlement Agreement”) with two of its former employees in Pivot Naturals, LLC (“Pivot Naturals”) to settle the following legal matters:

•

A demand for arbitration filed by these former employees before the American Arbitration Association alleging claims for breach of the written employment contracts, fraud, illegal retaliation in violation of California’s whistleblower statute and tortious discharge in violation of public policy seeking, among other things, recovery of damages for breach of employment contracts, including recovery of severance amounts, damages for breach of alleged option rights, waiting time penalties, as well as other general and punitive damages on the tort claims; and

	•	A suit filed in British Columbia by the Company against the former employees for declaratory relief and related matters concerning control and use of the Company’s assets.

Consideration for the Settlement Agreement included:

•

Assignment of Pivot Naturals to Goodbuzz Inc. as follows: 1) 80% of membership interest on the initial closing date (“Initial Closing Date”) (completed February 2020), and 2) 20% on a second closing date which is the earlier of April 30, 2020 and a date upon with certain conditions are met (“Second Closing Date”) (completed April 2020).

•

$264,660 (US$200,000) payment to be made as follows: 1) $165,413 (US$125,000) upon Initial Closing Date (completed in February 2020), and 2) $99,247 (US$75,000) upon Second Closing Date (completed in April 2020). A loss on settlement of legal claims of $264,660 has been recorded in the consolidated statement of comprehensive loss for the year ended January 31, 2020.

	•	Payment of the monthly lease due on the lease at 3595 Cadillac Avenue in California, U.S.A. for the months of February, March and April 2020 (completed in February 2020).

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

4.	Settlement and Asset Abandonment (continued)

Together with the assignment of Pivot Naturals, the Company assigned its right-of-use (“ROU”) asset related to its lease at 3595 Cadillac Avenue, which had been impaired at January 31, 2020, and extinguished accounts payable and accrued liabilities and obligations related to this lease. The following gain on abandonment of assets has been included in the consolidated statement of comprehensive loss for the year ended January 31, 2021:

Year Ended	January 31, 2021 $	January 31, 2020 $

Cash	(347)	–
Right-of-use asset	–	(1,276,779)
Other assets	–	(26,499)
Accounts payable and accrued liabilities	22,391	–
Lease liability	1,459,785	–

Gain (loss) on abandonment of assets	1,481,829	(1,303,278)

The Company evaluated the assignment of Pivot Naturals in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations.

5.	Sale/Abandonment of Assets

(a)

On October 2, 2020, the Company signed a share purchase agreement with an unrelated third party (the “Purchaser”) for the sale of 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a fully-owned subsidiary. Pursuant to the sale of Pivot, the Company’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada (the “Facility”) and its in-process Health Canada license application (the “Application”) was transferred to the Purchaser and the Company is no longer pursuing the Application for processing of cannabis products in Canada.

Consideration included the following: 1) Purchaser settling Pivot and the Company’s outstanding obligations with the lessor of the Facility of $135,879 (completed), 2) Cancellation of any amounts that Pivot or the Company may owe to the Purchaser (completed), 3) Purchaser’s assumption of the lease of the Facility as of September 1, 2020 (completed), 4) Cancellation by Pivot of obligations that the Purchaser owes to Pivot (completed), 5) Purchaser’s assumption of further obligations with respect to the Application (completed), and 6) Purchaser’s discontinuation of its lawsuit filed in the Province of Quebec against Pivot (completed).

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

5.	Sale/Abandonment of Assets (continued)

The following loss on disposal of assets has been included in the consolidated statement of comprehensive loss for the year ended January 31, 2021:

Year Ended	January 31, 2021 $

Deposit	(177,300)
Equipment	(469,695)
ROU asset	(3,066,586)
Lease liability	3,279,364
Other	2,707

Loss on disposal of assets	(431,510)

The Company evaluated the disposal of Pivot in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations.

(b)

During the year ended January 31, 2021, the Company shifted its strategic focus from manufacture and commercialization of cannabis/hemp products to research and development of pharmaceuticals and recorded a loss on abandonment of assets of $245,890 upon halting hemp-related activities in the U.S.A.

6.	Asset Acquisitions

(a)

On December 7, 2020, the Company entered into an asset purchase agreement with Nutraneeds LLC (“Nutraneeds”) whereby the Company issued 13,333,333 common shares (Note 12(f)) to acquire intellectual property, including patented technology, in connection with the compounds known as 2-bromo-LSD.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets acquired met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. The intangible assets acquired were determined to be too-early stage to meet the definition of intangible asset. Accordingly, the Company accounted for this transaction as an asset acquisition and measured the transaction using the fair value of the consideration paid with amount paid being recognized as an expense through comprehensive loss (Note 9).

The consideration transferred, and assets and unidentifiable assets acquired are as follows:

Consideration paid:	$

Common shares issued	16,666,666

Net assets acquired:	$

Unidentifiable assets	16,666,666

Fair value of net assets acquired	16,666,666

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BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

6.	Asset Acquisitions (continued)

(b)

On August 31, 2020, the amalgamation between the Company, Altum Pharmaceuticals Inc. (“Altum”), an entity with common officers and director with the Company, and 12167573 Canada Ltd., a fully-owned subsidiary of the Company, was ratified by the Canadian Securities Exchange. Upon the close of the amalgamation, Altum became a fully-owned subsidiary of the Company. Pursuant to the amalgamation, the Company issued 18,217,239 common shares to Altum shareholders in exchange for Altum common shares. In addition, 856,880 stock options were issued to Altum optionees and 252,595 share purchase warrants to Altum’s warrant-holders.

Pursuant to the acquisition of Altum, the Company acquired patents related to its AP-001 program and in-process research and development related to its AP-003 program (Note 9).

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Altum met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

The consideration transferred, assets acquired and liabilities assumed recognized are as follows:

Consideration paid:	$

Common shares issued	6,094,149
Share purchase options granted	100,312
Share purchase warrants granted	57,718

Total purchase price	6,252,179

Net assets acquired:	$

Cash	24,825
Amounts receivable	31,451
Prepaid and other current assets	363,150
Equipment	44,553
Intangible assets	11,362,000
Advances	(1,507,979)
Accounts payable and accrued liabilities	(3,475,581)
Due to related parties	(590,240)

Net value of net assets acquired	6,252,179

24

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

6.	Asset Acquisitions (continued)

(c)

On May 7, 2020, the Company acquired 100% of the outstanding common shares of Blife Therapeutics Inc. (“Blife”) from Altum for $1. The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Blife met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

Net assets acquired:	$

Cash	240
GST receivable	43

Net value of assets acquired	283

7.	Cash - Restricted

As at January 31, 2020, restricted cash included cash held at the Supreme Court of British Columbia pursuant to the claim from Green Stream Botanicals Corp. (Note 21(a)). In July 2020, this claim was settled for $120,000 and $480,000 was released to the Company.

8.	Property and Equipment

Cost	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, January 31, 2019	–	5,307	–	–	5,307
Additions	7,349	65,698	200,084	269,611	542,742
Impairment	–	(5,213)	–	–	(5,213)
Effect of foreign exchange rate changes	–	(94)	–	–	(94)

Balance, January 31, 2020	7,349	65,698	200,084	269,611	542,742
Addition	–	10,153	–	–	10,153
Acquisition (Note 6(b))	–	44,553	–	–	44,553
Impairment (Notes 5(a) and 5(b))	(7,349)	(77,098)	(200,084)	(269,611)	(554,143)
Effect of foreign exchange rate changes	–	1,247	–	–	1,247

Balance, January 31, 2021	–	44,553	–	–	44,553

25

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

8.	Property and Equipment (continued)

Accumulated Depreciation	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, January 31, 2019	–	1,145	–	–	1,145
Depreciation	306	2,615	–	–	2,921
Impairment	–	(1,312)	–	–	(1,312)
Effect of foreign exchange rate changes	–	(257)	–	–	(257)

Balance, January 31, 2020	306	2,191	–	–	2,497
Depreciation	2,756	22,393	–	–	25,149
Impairment (Notes 5(a) and 5(b))	(3,062)	(16,926)	–	–	(19,988)
Effect of foreign exchange rate changes	–	24	–	–	24

Balance, January 31, 2021	–	7,682	–	–	7,682

Net book value, January 31, 2021	–	36,871	–	–	36,871
Net book value, January 31, 2020	7,043	63,507	200,084	269,611	540,245

During the year ended January 31, 2021, pursuant to signing of the share purchase agreement for the sale of Pivot (Note 5(a)) and the shift in strategic focus (Note 5(b)), the Company impaired property and equipment totaling $534,155 (2019 - $3,901), which has been recorded within gain (loss) on sale/ abandonment of assets, net in the consolidated statements of comprehensive loss.

26

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

9.	Intangible Assets

Cost	AP-001 Patents and IPR&D $	AP-003 IPR&D $	BiPhasix License $	Thrudermic Non-Patented Technology $	Solmic Patents $	RTIC Patents $	Total $

Balance, January 31, 2019	–	–	319,174	830,000	–	8,137,277	9,286,451
Impairment	–	–	–	–	–	(8,202,900)	(8,202,900)
Effect of foreign exchange rate changes	–	–	–	–	–	65,623	65,623

Balance, January 31, 2020	–	–	319,174	830,000	–	–	1,149,174
Addition	–	–	–	–	86,462	–	86,462
Acquisition (Notes 6(a) and 6(b))	9,159,000	2,203,000	–	–	–	–	11,362,000
Impairment	(9,159,000)	(2,203,000)	(319,174)	(830,000)	(86,462)	–	(12,597,636)

Balance, January 31, 2021	–	–	–	–	–	–	–

Accumulated Amortization and Impairment Losses

Balance, January 31, 2019	–	–	110,618	74,325	–	751,686	936,629
Amortization	–	–	80,174	83,000	–	820,290	983,464
Impairment	–	–	–	–	–	(1,577,654)	(1,577,654)
Effect of foreign exchange rate changes	–	–	–	–	–	5,678	5,678

Balance, January 31, 2020	–	–	190,792	157,325	–	–	348,117
Amortization	–	–	59,681	62,079	10,851	–	132,611
Impairment	–	–	(250,473)	(219,404)	(10,851)	–	(480,728)

Balance, January 31, 2021	–	–	–	–	–	–	–
Net book value, January 31, 2021	–	–	–	–	–	–	–
Net book value, January 31, 2020		–	128,383	672,675	–	–	801,058

27

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

9.	Intangible Assets (continued)

Pursuant to the asset purchase agreement with Nutraneeds (Note 6(a)), the Company acquired the following patent:

(a)

TD-0148A: TD-0148A is a nontoxic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as severe depression, substance dependencies, post-traumatic stress disorder, and migraines.

Upon the acquisition of Altum on August 31, 2020 (Note 6(b)), the BiPhasix license, representing an intercompany transaction, has been eliminated in these consolidated financial statements. Also pursuant to the acquisition, the Company acquired the following in-progress research and development (“IPR&D”) programs and patents:

(b)

AP-001: AP-001 is a topical Interferon α2b (“IFN α2b”) product for the treatment of Human Papiloma Virus (“HPV”) infection that can cause cervical cancer. In 2017, Altum entered into a patent license agreement with Altum-Avro Pharma Partnership (“AAPP”) to license the development of the technology involving the formation of biphasic lipid vesicles for use as a vehicle for administration of a biologically active material (“BiPhasix™ Technology”). The BiPhasix™ Technology is a novel encapsulation and delivery platform technology. BiPhasix-encapsulated interferon IFN α2b for use in treatment of HPV-cervical dysplasia. Consideration of the patent license agreement included:

•	Five percent (5%) of the inventory of any and all product produced by Altum to be paid in kind to AAPP.
•	Milestone payments:

o	$3 million upon initiation of the first Phase 3 trial in any global territory except for eastern European territories,
o	$5 million upon first submission of New Drug Application or similar for approval in any global territory except for eastern European territories, and
o	$10 million upon first commercial sale in any global territory except for eastern European territories.

•	Royalties:

o	8% on annual net sales up to $50 million,
o	10% on annual net sales on the next $25 million, and
o	12.5% on annual net sales above $75 million.

•	30% of any upfront payments that Altum receives from a third person in respect of development, licensing, manufacturing or distribution rights.

Being in such early stage in development, the Company was not able to reasonably estimate recoverable amount and recorded an impairment of its AP-001 patents and IPR&D. Should this impairment loss subsequently reverse in the future, the carrying amount of AP-001 will be increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount originally recognized.

(c)	AP-002: AP-002 is an oral gallium-based novel small molecule. The finished drug product is an enteric protected tablet for oral administration.

28

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

9.	Intangible Assets (continued)

(d)

AP-003: AP-003 is a patent pending IFN α2b inhalation formulation for the treatment of viral infections. The AP-003 program is in pre-clinical stage of development. At January 31, 2021, the Company performed an assessment to determine if there were any indications of impairment of its intangible assets. Being in such early stage in development, the Company was not able to reasonably estimate recoverable amount and recorded an impairment of its AP-003 IPR&D. Should this impairment loss subsequently reverse in the future, the carrying amount of AP-003 will be increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount originally recognized.

Other intangible assets include:

(e)

Thrudermic non-patented technology: On March 2, 2018, the Company entered into an exchange agreement with Thrudermic, LLC (“Thrudermic”) and the members of Thrudermic whereby the Company paid US$1.00 for the issued and outstanding units of Thrudermic and issued 500,000 common shares to the members of Thrudermic for their intellectual property portfolio, including unpatented technology, goodwill and know-how in connection with the Thrudermic transdermal nanotechnology.

At January 31, 2021, the Company performed an assessment to determine if there were any indications of impairment of its intangible assets and concluded that factors indicated impairment within its Thrudermic non-patented technology. With the disposal of Pivot (Note 5(a)) and the shift in strategic focus (Note 5(b)), the Company exited the cannabis manufacturing industry. The Company reduced to $nil its expectations of cash flows from the use of the Thrudermic non-patented technology in manufacture and sale of cannabis products. The Company recorded an impairment loss on its Thrudermic non-patented technology of $610,596.

(f)

Solmic patents: On October 22, 2019, the Company entered into a contract to acquire Solmic AG. Consideration for the acquisition was CHF 10,000. In connection with the acquisition, the Company entered into an assignment agreement to assign a patented technology called “Solmic” for payments totaling EUR 50,000.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Solmic AG met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company has accounted for this transaction as an asset acquisition.

At January 31, 2021, the Company performed an assessment to determine if there were any indications of impairment of its intangible assets and concluded that factors indicated impairment within its Solmic patents. With the disposal of Pivot (Note 5(a)) and the shift in strategic focus (Note 5(b)), the Company exited the cannabis manufacturing industry. The Company reduced to $nil its expectations of cash flows from the use of the Solmic patents in manufacture and sale of cannabis products. The Company recorded an impairment loss on its Solmic patents of $75,611.

29

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

9.	Intangible Assets (continued)

(g)

Ready-to-infuse cannabis (“RTIC”) patents: On February 28, 2018, the Company completed the acquisition of Pivot Naturals, pursuant to which the Company acquired a patented technology called RTIC, relating to the transformation of cannabis oil into powder for infusion into a variety of products. During the year ended January 31, 2020, the Company performed an assessment to determine if there were any indications of impairment of its intangible assets and concluded that factors indicated impairment within its RTIC patents. With the assignment of Pivot Naturals (Note 4), the Company exited the cannabis industry in California. As a result of the exit, the Company reduced its expectations of cash flows from the use of the RTIC patents and recorded an impairment loss on its RTIC patents of $6,625,246 during the year ended January 31, 2020.

10.	Operating Leases

Operating leases of the Company related to building leases.

During the year ended January 31, 2021, the Company’s lease at 3595 Cadillac Avenue in California, U.S.A was assigned together with the assignment of Pivot Naturals (Note 4). The related ROU asset was impaired at January 31, 2020 upon management’s decision to exit the US cannabis market (Note 9(g)). The related lease liability was extinguished during the year ended January 31, 2021 and a gain on extinguishment of $1,459,787 has been recorded within gain (loss) on sale/abandonment of assets, net on the consolidated statements of comprehensive loss.

During the year ended January 31, 2021, the Company’s lease at 285-295 Kesmark Street in Quebec, Canada was assigned together with the sale of Pivot (Note 5(a)). A gain on extinguishment of the lease liability, net of loss on disposal of the ROU asset, totaling $212,777 has been recorded within gain (loss) on sale/abandonment of assets, net on the consolidated statements of comprehensive loss. The Company remains a guarantor on the lease at 285-295 Kesmark Street until the lease expiry date of April 30, 2025 pursuant to which it has recorded a financial guarantee liability of $182,200 (Note 21(c)). Pursuant to the share purchase agreement for the sale of Pivot, the Company is indemnified from any and all claims suffered by the Company in connection with and as guarantor of the lease.

Right-of-use Assets $

Balance, January 31, 2019	1,735,346
Additions	3,330,947
Disposal – ROU asset	(466,839)
Disposal – Accumulated amortization on ROU asset	339,519
Impairment of ROU asset	(1,276,779)
Amortization on ROU asset	(421,984)
Effect of foreign exchange rate changes	11,428

Balance, January 31, 2020	3,251,638
Disposal – ROU asset	(3,330,947)
Disposal – Accumulated amortization on ROU asset	264,362
Amortization on ROU asset	(185,053)

Balance, January 31, 2021	–

30

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

10.	Operating Leases (continued)

During the year ended January 31, 2021, the Company recorded $254,902 (2019 - $nil) of sub-lease income related to the sub-lease of 285 Kesmark Street, which has been offset against amortization on ROU asset in the consolidated statements of comprehensive loss.

	Lease Liability $	Current $	Long-term $

Balance, January 31, 2019	1,776,115	(367,629)	1,408,486
Additions	3,246,553
Disposal	(118,200)
Lease liability expense	347,446
Lease payments	(559,580)
Effect of foreign exchange rate changes	9,958

Balance, January 31, 2020	4,702,292	(68,138)	4,634,154
Disposal	(4,739,149)
Lease liability expense	479,164
Lease payments	(499,929)
Effect of foreign exchange rate changes	57,622

Balance, January 31, 2021	–	–	–

11.	Convertible Debenture

Convertible Debentures $

Balance, January 31, 2019	–
Proceeds from issuances of convertible debentures	800,000
Transfer of conversion component to equity	(12,671)
Repayment	(200,000)
Conversion to common shares	(100,000)
Accretion	12,671

Balance, January 31, 2021	500,000

On September 4, 2020, the Company issued an unsecured convertible debenture with a non-related party for $500,000. The debenture bears interest at 8% per annum and matures on December 3, 2020 (amended to May 3, 2022 on April 1, 2021). The note is convertible into common shares at a conversion price equal to $1.15 per common share.

On September 23, 2020, the Company issued an unsecured convertible debenture with a non-related party for $200,000. The debenture bears interest at 8% per annum and matures on December 22, 2020. The note is convertible into common shares at a conversion price equal to $1.15 per common share. The principal and accrued interest was repaid in full on November 1, 2020.

31

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

11.	Convertible Debenture (continued)

On September 25, 2020, the Company issued an unsecured convertible debenture with a non-related party for $100,000. The debenture bears interest at 8% per annum and matures on December 24, 2020. The note is convertible into common shares at a conversion price equal to $1.15 per common share. On January 14, 2021, 89,034 common shares were issued pursuant to the conversion of the outstanding principal and accrued interest on this convertible debenture totalling $102,389 (Note 12(g)).

The convertible debentures contain no financial covenants. The liability components of the convertible debentures were determined by using discounted cash flows to measure the fair values of similar liabilities that exclude convertibility features. The effective interest rates for the above convertible debentures have been determined as 14.4% per annum after deducting all the loan discounts. Accretion expense on convertible debentures for the year ended January 31, 2021 was $12,671 (2020 - $380,754).

12.	Common Shares

Authorized: Unlimited number of common shares without par value

In June 2020, the Company effected a consolidation of its issued and outstanding common shares on a ten (10) old for one (1) new common share. All common share figures and references are retrospectively adjusted. During the year ended January 31, 2021:

(a)

The Company issued 94,206 common shares, with fair value totaling $98,968, pursuant to the termination of employment agreements, 841,526 common shares with fair value of $1,253,045, to third parties for services rendered and 3,000 common shares with fair value of $5,550 to a director for services rendered (Note 18). Fair values of services were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company also issued 296,667 common shares valued at $405,250 to former officers, a former director and a third party pursuant to vesting of restricted and performance stock units (Note 18).

(b)

In July and August 2020, the Company issued 716,725 units, consisting of one common share and one half of one share purchase warrant, at price of $1.90 per unit for gross proceeds of $1,361,778. Each share purchase warrant entitles the holder to purchase one common share at a price of $2.30 per share and has an expiry term of two (2) years. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

(c)

Pursuant to the private placement in July and August 2020, finders’ fees consisted of cash payments of $72,434 and issuance of 54,142 share purchase warrants, valued at $103,550, entitling the holders to purchase one common share at a price of $2.30 per share and with an expiry term of two (2) years. Fair values of the agent warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model in order to value the warrants.

(d)	On September 4, 2020, 18,217,239 common shares, with fair value of $6,094,150, were issued pursuant to the amalgamation agreement with Altum (Note 6(b)).

32

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

12.	Common Shares (continued)

(e)

On December 2, 2020, the Company closed a private placement offering of special warrants of the Company (the “Special Warrants”), pursuant to which the Company issued 5,889,735 Special Warrants at a price of $0.50 per Special Warrant, for aggregate gross proceeds of $2,944,868 (the “Offering”). Each Special Warrant is exercisable, for no additional consideration, into one unit of the Company (each, a “Unit”), with each Unit consisting of one common share and one common share purchase warrant, entitling the holder thereof to acquire one common share at an exercise price of $0.60 and expiry date of December 1, 2023.

All unexercised Special Warrants are automatically exercised on the day that is the earlier of (i) April 3, 2021, and (ii) as soon as reasonably practicable, and in any event no later than the third business day, after a receipt is issued for a final prospectus qualifying the distribution of the Units underlying the Special Warrants and the Units underlying the Compensation Options (as defined below) granted to the agents.

In connection with the Offering, the Company paid an agent’s fee consisting of the following: 1) cash fee equal to 8.0% of the gross proceeds from the Offering, and 2) 471,178 compensation options (the “Compensation Options”), valued at $138,175 (Note 14) equal to 8.0% of the total number of Special Warrants sold under the Offering at an exercise price of $0.50 and expiry of 36 months. Other transaction costs totaled $434,237.

The Company will prepare and file with each of the securities regulatory authorities in each of the provinces of Canada, except Quebec, in which the Special Warrants are sold and obtain a receipt for a preliminary short form prospectus and a final short form prospectus (the “Final Prospectus”), qualifying the distribution of the Units underlying the Special Warrants and the Compensation Options, in compliance with applicable securities law, within forty (40) days from December 2, 2020 (not completed). In the event that the Company has not received a receipt for the Final Prospectus within forty (40) days, each unexercised Special Warrant will thereafter entitle the holder to receive upon exercise, at no additional consideration, one-and-one-tenth (1.10) Unit (instead of one Unit) and thereafter at the end of each additional thirty (30) day period, each Special Warrant will be exercisable for an additional 0.02 of a Unit.

On January 18, 2021, 300,000 Special Warrants were exercised pursuant to which the Company issued 330,000 common shares, valued at $150,000, and 330,000 Warrants with an exercise price of $0.60 and expiry date of December 1, 2023.

The following table summarizes the continuity of Special Warrants:

	Number of	Exercised Into
	Special Warrants	Common Shares	Warrants

Balance, January 31, 2020 and 2019	–	–	–

Issued	5,889,735	–	–
Exercised into 1.10 common shares and warrants	(300,000)	330,000	330,000

Balance, January 31, 2021	5,589,735	330,000	330,000

On April 3, 2021, all remaining outstanding Special Warrants were automatically exercised into 1.14 Units (Note 26(d)).

33

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

12.	Common Shares (continued)

(f)	On December 18, 2020, 13,333,333 common shares, with fair value of $16,666,666, were issued pursuant to the asset purchase agreement with Nutraneeds (Note 6(a)).

(g)	On January 14, 2021, 89,034 common shares were issued pursuant to conversion of principal and accrued interest of convertible debenture totaling $102,389 (Note 11).

(h)	On January 18, 2021, 316,000 common shares were issued pursuant to the exercise of share purchase warrants for gross proceeds of $189,600.

During the year ended January 31, 2020:

(i)

In March 2019, the Company issued 10,000 common shares, with fair value totalling $20,000, to a third party as a loan origination fee. During the year ended January 31, 2020, the Company issued 103,571 common shares, with fair value totalling $170,000, to third parties for services provided. Fair values of services were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company also issued 4,167 common shares, with fair value totalling $10,000, to a past director and officer for services provided.

(j)

On March 23, 2019, the Company issued 100,000 common shares to a third party for settlement of accounts payable and 69,032 common shares to directors and officers to settle outstanding compensation. Losses on settlement of $60,000 and $34,315 have been recorded within consulting fees and wages, salaries and employment expenses, respectively, in the consolidated statements of comprehensive loss.

(k)	On April 8, 2019, the Company issued 6,052 common shares as an extension fee for an outstanding obligation.

(l)

On April 8, 2019, a private placement was closed for an aggregate of 695,000 units, consisting of one common share and one share purchase warrant, at price of $2.00 per unit, for gross proceeds of $1,390,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $3.00 per share and has an expiry term of three (3) years. The exercise price of the warrants was amended on May 7, 2020 to $2.50 (Note 13(b)). Finders’ fees consisted of cash payments of $80,000 and issuance of 50,800 common shares and 10,800 share purchase warrants entitling the holders to purchase one common share at a price of $3.00 per share and with an expiry term of three (3) years. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

(m)

On May 15, 2019, the first tranche of a private placement was closed for an aggregate of 4,613,200 units, consisting of one common share and one share purchase warrant, at price of $2.50 per unit, for gross proceeds of $11,533,000. On May 30, 2019, the last tranche of this private placement was closed for an aggregate of 1,386,800 units, consisting of one common share and one share purchase warrant, at price of $2.50 per unit, for gross proceeds of $3,467,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $3.50 per share and has an expiry term of two (2) years. The exercise price of the warrants was amended on May 7, 2020 to $2.50 (Note 13(b)). The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

34

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

12.	Common Shares (continued)

(n)

Pursuant to the private placement on May 15, 2019 (Note 12(m)), the Company issued 420,000 units, consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $3.50 per share and with an expiry term of two (2) years, as share issuance costs. Fair values of services were determined using the fair values of the common shares issued, being $4.45 per share, as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model in order to value the warrants.

(o)	On May 16, 2019, the Company issued 59,524 common shares pursuant to the conversion of $250,000 of convertible debentures.

13.	Share Purchase Warrants

(a)	Warrant liabilities

In connection with the asset acquisition (Note 6(b)), 252,595 share purchase warrants were issued with exercise prices denominated in US dollars. When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as a financial liabilities. These warrants are therefore classified as a financial liabilities with changes in fair value recognized in the statements of comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified common share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price US$	Liability Amount $
Balance, January 31, 2020 and 2019	–	–	–
Granted pursuant to acquisition (Note 6(b))	252,595	1.44	57,718
Change in fair value	–	–	73,885
Balance, January 31, 2021	252,595	1.44	131,603

At January 31, 2021, the following liability-classified share purchase warrants were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date	Weighted average remaining contractual life (years)
252,595	1.44	August 6, 2022	1.51

The fair value of warrant liabilities at January 31, 2021 was determined using the Black-Scholes option pricing model, using the following assumptions:

35

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

13.	Share Purchase Warrants (continued)

•	Risk free interest rate: 0.11%
•	Volatility: 101%
•	Market price of common shares on valuation date: $1.06
•	Expected dividends: Nil%
•	Expected life: 1.5 years
•	Exercise price: US$1.44

(b)	Equity-classified warrants

The following table summarizes the continuity of equity-classified share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $

Balance, January 31, 2019	848,605	6.18

Granted	7,125,800	3.45
Expired	(26,513)	(4.47)

Balance, January 31, 2020	7,947,892	2.94

Granted (Notes 12(b), 12(c) and 12(e))	742,504	1.54
Exercised (Note 12(h))	(316,000)	(0.60)

Balance, January 31, 2021	8,374,396	2.90

On May 7, 2020, the Company amended the exercise price of the following outstanding warrants that were issued pursuant to private placements completed in 2019: 1,386,800 warrants issued on May 30, 2019 and expiring on May 29, 2021, 4,613,200 warrants issued on May 15, 2019 and expiring on May 14, 2021 and 695,000 warrants issued on April 8, 2019 and expiring on March 16, 2022. The exercise prices of these warrants were amended to $2.50 per warrant. Previous exercise prices were $3.00 and $3.50.

At January 31, 2021, the following equity-classified share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

17,241	17.40	March 1, 2021
335,325	6.00	September 21, 2021
800	6.00	October 1, 2021
90,726	6.00	October 18, 2021
378,000	6.00	October 22, 2021
695,000	2.50	March 16, 2022
10,800	3.00	March 16, 2022
4,613,200	2.50	May 14, 2021
1,386,800	2.50	May 29, 2021
420,000	3.50	May 29, 2021
211,283	2.30	July 30, 2022
201,221	2.30	August 6, 2022
14,000	0.60	December 1, 2023
8,374,396

36

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

13.	Share Purchase Warrants (continued)

The fair values of equity-classified warrants issued pursuant to private placements (Notes 12(b), 12(l) and 12(m)) were estimated using the residual value method and allocated a fair value of $nil. The fair values of equity-classified warrants issued as finders fees (Notes 12(c), 12(l) and 12(n)) were estimated using the Black-Scholes option pricing model and the following assumptions:

•	Dates of grant: April 8, 2019, May 30, 2019, July 31, 2020 and August 7, 2020
•	Risk free interest rate: 0.23 % to 1.59%
•	Volatility: 133% to 170%
•	Market price of common shares on grant date: $2.45 to $2.50
•	Expected dividends: Nil%
•	Expected life: Two (2) to three (3) years
•	Exercise price: $$2.30 to $3.00

14.	Compensation Options

The following table summarizes the continuity of Compensation Options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2020 and 2019	–	–	–
Granted (Note 12(e))	471,178	0.50	3.00

Outstanding, January 31, 2021	471,178	0.50	2.83

The fair value of Compensation Options of $0.31 per option was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Date of grant: December 2, 2020
•	Risk free interest rate: 0.34%
•	Volatility: 94%
•	Market price of common shares on grant date: $0.50
•	Expected dividends: Nil%
•	Expected life: Three (3) years
•	Exercise price: $0.50

Fair value of $138,175 was recorded as transaction cost of the Special Warrants (Note 12(e)) and offset against equity within the consolidated statements of financial position.

37

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

15.	Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, RSUs, PSUs or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. RSUs, PSUs and deferred share units are settled in common shares. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

(a)	Restricted Stock Units

The following table summarizes the continuity of the Company’s RSUs:

Number of RSUs

Outstanding, January 31, 2019	–
Granted	275,000

Outstanding, January 31, 2020	275,000
Granted	30,000
Common shares issued on vesting (Notes 12(a) and 18)	(271,667)
Forfeited (Note 18)	(8,333)

Outstanding, January 31, 2021	25,000

The fair value of share-based payment expense was determined using market value of the share price on grant date. RSUs are settled by delivery of a notice of settlement by the RSU holder or, if no notice of settlement is delivered, on the last vesting date. At January 31, 2021, no outstanding RSUs were vested (January 31, 2020 – 83,334). During the year ended January 31, 2021, the Company recognized $219,360 of share-based payments related to its RSUs (2020 - $171,011) within consulting fees and wages, salaries and employment expenses in its consolidated statements of comprehensive loss.

(b)	Performance Stock Units

The following table summarizes the continuity of the Company’s PSUs:

Number of PSUs

Outstanding, January 31, 2019	–
Granted	75,000

Outstanding, January 31, 2020	75,000
Common shares issued on vesting (Notes 12(a) and 18)	(25,000)
Expired (Note 18)	(25,000)

Outstanding, January 31, 2021	25,000

38

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

15.	Long-term Incentive Plans (continued)

PSUs vest as follows: 25,000 PSUs vested on November 14, 2019, 25,000 PSUs vest upon financing greater than $2,500,000 obtained before July 30, 2020 (non-market performance condition) (not met) and 25,000 PSUs vest on March 31, 2021.

PSUs are settled by delivery of a notice of settlement by the PSU holder. At January 31, 2021, no outstanding PSUs were vested (January 31, 2020– 187,500). During the year ended January 31, 2021, the Company recognized a reversal of share-based compensation related to its PSUs of $6,359 (2020 – expense of $61,013) within consulting fees in its consolidated statements of comprehensive loss, due to the PSU holder not meeting the non-market performance condition.

(c)	Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2019	1,369,183	4.60	3.26
Granted	807,500	3.19	4.38
Forfeited/cancelled	(704,183)	(5.01)	–

Outstanding, January 31, 2020	1,472,500	3.82	3.08
Granted (Note 18)	1,430,000	1.03	3.01
Granted pursuant to acquisition (Note 6(a))	856,880	3.05	0.35
Forfeited (Note 18)	(836,668)	(2.68)	–

Outstanding, January 31, 2021	2,922,712	2.56	2.19

39

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

15.	Long-term Incentive Plans (continued)

Additional information regarding share purchase options as of January 31, 2021, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

250,000	250,000	9.65	February 22, 2021
582,620	582,620	3.09	June 30, 2021
200,000	200,000	1.33	December 14, 2021
19,421	19,421	3.23	February 17, 2022
19,421	17,803	3.23	February 28, 2022
40,000	-	1.80	January 4, 2023
10,000	5,000	2.50	January 20, 2023
1,100,000	550,000	0.77	December 8, 2023
200,000	200,000	4.00	June 11, 2024
43,750	43,750	3.90	July 1, 2024
10,000	10,000	2.60	September 29, 2024
15,000	15,000	1.55	October 15, 2024
15,000	15,000	2.50	October 15, 2024
7,500	2,500	1.50	November 3, 2024
100,000	100,000	2.50	November 13, 2024
20,000	20,000	2.50	December 26, 2024
210,000	48,333	1,80	May 5, 2025
50,000	8,333	2.40	May 10, 2025
10,000	2,500	2.25	May 11, 2025
20,000	3,333	1.80	May 21, 2025
2,922,712	2,093,593

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Dates of grant: June 12, 2019 to January 5, 2021
•	Risk free interest rate: 0.20% to 1.46%
•	Volatility: 79.61 to 100%
•	Market price of common shares on grant date: $0.77 to $4.00
•	Expected dividends: Nil%
•	Expected life: Ten (10) months to five (5) years
•	Exercise price: $0.77 to $4.00

Fair values of the options at each measurement date ranged between $0.45 to $3.20. For the year ended January 31, 2021, share-based payments related to share purchase options totaling $613,631 and have been recorded in the Company’s consolidated statements of comprehensive loss (2020 - $1,365,631). $475,774 of share-based payment expense have yet to be recognized and will be recognized in future periods.

40

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

16.	Supplemental Cash Flow Disclosures

	January 31, 2021 $	January 31, 2020 $
Components of cash:
Cash	154,722	2,681,704
Cash – restricted	–	600,000
	154,722	3,281,704

	January 31, 2021 $	January 31, 2020 $
Supplemental disclosures:
Interest paid	480,636	415,964
Income tax paid	–	–
Non-cash investing and financing activities:
Common shares issued for services	1,351,808	185,129
Common shares issued for settlement of accounts payable	–	338,064
Common shares issued for loan origination fees	–	20,000
Common shares issued for conversion of debentures	102,389	261,821
Common shares issued as share issue costs	–	1,996,000
Common shares issued for asset acquisition	16,666,666	–
Common shares, share purchase options and share purchase warrants issued for asset acquisition	6,252,180	–
Warrants issued for finder’s fee	103,549	1,001,565

17.	Loss on Impairments and Write-off of Inventory and Other

(a)

On September 19, 2019, the Company entered into a loan agreement with principal amount of €150,000, term of six months and interest rate of 18% per annum. On January 31, 2020, the Company impaired the loan receivable and accrued interest. A loss on impairment of $176,450 has been included in the consolidated statements of comprehensive loss for the year ended January 31, 2020.

(b)

In February 2020, the Company terminated the acquisition of IAMHEALTH CBD UG (“IAH”). The Company impaired an advance made to IAH and recorded a loss on impairment of $36,635 in its consolidated statements of comprehensive loss.

(c)

In May 2019, the Company advanced $1,441,600 to SolMic GmbH (“Solmic GmbH”), a Dusseldorf, Germany based developer and manufacturer of nutraceuticals, cosmeceuticals, and pharmaceuticals for its initial production order for micellized cannabinoid solution. Solmic GmbH entered into insolvency proceedings and has been restructured. The Company recorded a write-off of $1,441,600 in its consolidated statements of comprehensive loss as at January 31, 2020.

41

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

18.	Related Party Transactions

Key Management Compensation

During the year ended January 31, 2021, compensation of key management and directors, including former key management and directors, of the Company totaled $1,558,585 (2020 – 1,509,822), and consisted of salaries, consulting fees, directors’ fees and share-based payments. During the year ended January 31, 2021:

•	1,200,000 stock options were granted to directors, officers and a former officer,
•	256,250 stock options for former officers and a former director were forfeited or expired for non-performance,
•	291,667 common shares were issued to former officers and directors pursuant to vesting of RSUs and PSUs, and
•	33,334 RSUs and PSUs for former officers and director were forfeited or expired for non-performance.

Pursuant to the amalgamation (Note 6(b)), 582,620 stock options were granted to officers, a director and a former officer of Altum, upon which the Altum stock options held by such individuals terminated. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

As at January 31, 2021, the Company owed $661,660 to current and former key management and directors (2020 - $16,647).

19.	Income Tax

The following schedule reconciles the expected income tax expense (recovery) at the Canadian combined federal and provincial statutory rate of 27% (2020 - 27%) to the amounts recognized in the consolidated statements of comprehensive loss:

	January 31, 2021 $	January 31, 2020 $

Net loss before taxes	(36,350,790)	(19,588,762)
Statutory rate	27.00%	27.00%

Expected tax recovery	(9,814,710)	(5,288,966)
Foreign tax rate differences	219,740	(36,227)
Permanent differences and other	115,020	194,935
Write-off and impairments	3,017,450	–
Abandoned assets	52,490	–
Change in deferred tax assets not recognized	6,410,010	5,130,258

Income tax provision	–	–

42

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

19.	Income Tax (continued)

The following table summarizes the components of deferred tax:

	2021 $	2020 $

Right-of-use assets – CDA	–	(877,943)
Lease liability - CDA	–	886,753
Non-capital loss – CDA	1,950	8,150
Equipment	(820)	(34,741)
Intangible assets	(1,130)	–
Tax loss carryforwards - USA	–	17,781

Net deferred tax asset (liability)	–	–

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2021 $	2020 $

Tax loss carryforwards – CDA	33,038,280	24,293,651
Tax loss carryforwards - USA	539,080	10,303,206
Tax loss carryforwards – Europe	839,770	400,570
Tax loss carryforwards – Australia	434,550	–
Intangible assets	17,472,600	119,978
Property and equipment	49,740	–
Lease liability	–	1,418,024
Financing costs	5,242,820	3,568,281
Capital loss	4,605,190	568,786

Total unrecognized deductible temporary differences	62,222,030	40,672,496

As at January 31, 2021, the Company’s US net operating loss carryforwards total $539,080 (2020 - $10,303,206), under Section 382 of the code the use of these losses may be limited. These losses can be carried forward indefinitely. As at January 31, 2021, the Company’s Liechtenstein net operating loss carryforwards total $839,770 (2019 - $400,570). These losses can be carried forward indefinitely, but the carryover is limited to 70% of taxable net gain. Financing fees will be fully amortized in 2024. The remaining unrecognized deferred tax assets will carry forward indefinitely.

The Company’s unrecognized Canadian non-capital income tax losses expire as follows:

43

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

19.	Income Tax (continued)

Expiry Date	Non-Capital Loss $

2031	111,506
2032	657,883
2034	687,128
2035	1,499,363
2036	4,769,156
2037	1,267,151
2038	806,642
2039	4,937,403
2040	10,314,288
2041	7,987,760

33,038,280

20.	Joint Venture

On December 17, 2018, the Company entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena JV. Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages using the industry expertise of its joint venture partner. The Company and its joint venture partner each have 50% interest in the net assets and net income or loss of Pivot-Cartagena JV.

As of January 31, 2021, the Company has not made any investment related to Pivot-Cartagena JV. During years ended January 31, 2021 and 2020, there were no balances or transactions related to Pivot-Cartagena JV.

21.	Commitments and Contingencies

(a)

In September 2019, the Company was served with a claim from Green Stream Botanicals Corp. for a finder’s fee in the amount of $600,000 in relation to non-brokered private placements totaling $15 million completed in May 2019. In July 2020, the Company settled this claim for $120,000. For the year ended January 31, 2021, the Company recorded a settlement of legal claim of $120,000 within the consolidated statements of comprehensive loss.

(b)

In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares. The Company believes the claim is unfounded and intends to vigorously defend these claims. The Company has not accrued any amounts as of January 31, 2021 as management is not able to assess the likelihood and amount of payment.

(c)

In January 2020, an injunction was filed against the Company in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street and damages of approximately $395,000. In January 2021, this injunction was discontinued.

44

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

21.	Commitments and Contingencies (continued)

(d)

In September 2020, a judgement for a safeguard order was rendered against the Company in the Superior Court of Quebec by Olymbec Development Inc. (“Olymbec”) ordering the Company to pay the sum of $45,293, inclusive of GST and QST and representing monthly lease payment on the lease of 285-295 Kesmark Street from September 1, 2020 (September 2020 - paid), and to pay $67,939, representing 50% of the arrears lease due to Olymbec (paid). On November 5, 2020, this matter was settled and the proceedings discontinued.

(e)

The Company is a guarantor on the lease at 285-295 Kesmark Street in Quebec, Canada (Note 10), which was assigned together with the sale of Pivot (Note 5(a)) pursuant to which the Company has recorded a financial guarantee liability of $182,200 based on its best estimate of potential future loss.

22.	Operating Segment

The Company operates in one industry segment, development and commercialization of patented, differentiated and premium quality pharmaceuticals, within four geographical areas, Canada, U.S, Australia and the E.U.

	Canada $	U.S. $	Australia $	E.U. $	Total $

Year ended January 31, 2021
Revenue	–	–	–	–	–

Year ended January 31, 2020
Revenue	–	–	–	–	–

As at January 31, 2021
Non-current assets	36,871	–	–	–	36,871

As at January 31, 2020
Non-current assets	4,706,733	63,508	–	–	4,770,241

23.	Fair Value Measurements

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
•	Level 3: unobservable inputs for the assets or liabilities.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At January 31, 2021 and 2020, cash was measured and recognized in the consolidated statement of financial position using Level 1 inputs in the fair value hierarchy. At January 31, 2021 and 2020, warrant liabilities are measured and recognized in the consolidated statement of financial position at fair values that are categorized as Level 3 in the fair value hierarchy above. There were no transfers between level 1, 2 and 3 inputs during the year.

45

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

24.	Management of Financial Risk

The Company’s financial instruments are exposed to certain risks as summarized below:

(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada, U.S. and Liechtenstein. The carrying amount of cash represent the maximum exposure to credit risk. As at January 31, 2021, this amounted to $154,722 (January 31, 2020 - $3,303,002).

(b)	Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 25). Accounts payable and accrued liabilities, due to related parties and other liabilities are due within the current operating period.

The table below summarizes the maturity profile of the Company’s financial liabilities at January 31, 2021 and 2020 based on contractual undiscounted payments:

	0 – 12 Months $	12 – 24 Months $
Accounts payable and accrued liabilities	4,503,217	–
Convertible debentures	500,000	–
Financial guarantee liability	182,200	–
Warrant liabilities	–	131,603

(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will decrease the Company’s loss by approximately $123,000. The Company does not invest in derivatives to mitigate these risks.

46

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

24.	Management of Financial Risk (continued)

(e)	COVID-19

The COVID-19 pandemic has created worldwide macro-economic uncertainty and disruptions to businesses and financial markets. Many countries have been taking measures to limit the continued spread of COVID-19, including workplace closures, travel restrictions, restrictions on gatherings and closure of international borders. The pandemic and measures undertaken by countries may dramatically affect the Company’s ability to conduct its business effectively. Adverse impact to the Company may include, but is not limited to welfare and safety of personnel, ability of the Company to initiate trials for its programs, and travel and other activities essential for maintaining on-going activities. The Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial conditions as there remains uncertainty surrounding the continued spread of COVID-19 and continued protective measures that must be taken. The unknown scale and duration of the pandemic have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect the Company’s ability to continue raising funds needed to progress its programs and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

25.	Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented, differentiated and premium quality pharmaceuticals, and to maintain a flexible capital structure. The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debentures, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

26.	Events After the Reporting Date

(a)	Subsequent to January 31, 2021, the Company issued 1,167,339 common shares as follows:

•	7,500 common shares were issued pursuant to vesting of RSUs,
•	446,460 common shares were issued for services rendered,
•	23,724 common shares were issued for settlement of an outstanding obligation with a former officer, and
•	689,655 common shares were issued pursuant to a settlement agreement.

(b)

In February 2021, the Company and its fully-owned subsidiary, Altum, entered into term loan agreements with the Canada Emergency Business Account pursuant to which each company received a $60,000 term loan with 0% interest rate until December 31, 2022 and 5% interest rate thereafter until maturity date of December 31, 2025.

47

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

26.	Events After the Reporting Date (continued)

(c)

In February and March 2021, the Company closed on a non-brokered private placement pursuant to which it issued 1,779,833 common shares for gross proceeds of $2,491,766. In connection with the private placement, the Company issued 76,000 common shares as finder’s fee. In May 2021, the Company closed on a non-brokered private placement pursuant to which it issued 1,142,857 common shares for gross proceeds of US$800,000.

(d)

In March 2021, a judgement for a safeguard order was obtained by Olymbec Development Inc. (“Olymbec”) against Pivot, a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec, ordering Pivot and the Company to jointly pay the full amount of the lease on the first day of each month. Pursuant to the share purchase agreement that closed in December 2020 for the sale of 100% of the issued and outstanding common shares of Pivot (Note 5(a)), the Company is indemnified from any and all claims suffered by the Company in connection with and as guarantor of the lease.

(e)

On April 3, 2021, the Company issued 6,372,298 common shares and 6,372,298 share purchase warrants with exercise price of $0.60 and expiry date of December 2, 2023 pursuant to the automatic exercise of 5,589,735 Special Warrants, representing the balance of all outstanding Special Warrants exercised into 1.14 Units.

(f)

On March 30, 2021, the Company issued 200,000 share purchase warrants with an exercise price of $1.21 and two year expiry to a third party for services. On April 28, 2021, the Company granted 700,000 stock options to officers with an exercise price of $0.63 and a two year term.

(g)

On April 26, 2021, the Company filed and obtained a receipt for a final base shelf prospectus (the "Shelf Prospectus") filed with the securities regulatory authorities in British Columbia, Alberta and Ontario, Canada. The Shelf Prospectus will be valid for a 25-month period, during which time the Company may issue an aggregate offering amount of up to $100 million of common shares, preferred shares, warrants, subscription receipts, units, and debt securities (the "Securities") in amounts and at prices on the terms based on market conditions at the time of sale and set forth in an accompanying prospectus supplement ("Prospectus Supplement"). Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities may be used for general corporate and working capital requirements, funding product program costs, or for other corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of the Securities. There is no certainty that any Securities will be offered or sold under the Shelf Prospectus within the 25-month period.

On May 25, 2021, the Company filed a prospectus supplement (the “Prospectus Supplement”) to the Shelf Prospectus qualifying the distribution of 13,750,000 units (“Unit”) at a price of $0.40 per Unit for gross proceeds of $5,500,000. Each Unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at an exercise price of $0.50 with a maturity date of 36 months. The Company has granted to the underwriter an option (the “Over-Allotment Option”) to increase the size of the offering by up to an additional number of Units, and/or the components thereof, that in aggregate would be equal to 15% of the total number of Units to be issued under the offering. On May 28, 2021, the Company closed on a bought-deal public offering (“Bought-Deal Offering”) pursuant to which the Company issued 15,812,500 units of the Company (the “Units”) at a price of $0.40 per Unit for aggregate gross proceeds of $6,325,000, including the full exercise of the over-allotment option. Each Unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one common share at an exercise price of $0.50 for a period of 36 months from closing.

48

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2021 and 2020

(Expressed in Canadian dollars)

26.	Events After the Reporting Date (continued)

In connection with the Bought-Deal Offering, the Company paid an agent’s fee consisting of the following: 1) cash fee equal to 8.0% of the gross proceeds from the Offering, and 2) 1,265,000 compensation options equal to 8.0% of the total number of Units sold under the Bought-Deal Offering at an exercise price of $0.40 and expiry of 36 months.

49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year Ended January 31, 2021

This following Management’s Discussion and Analysis (“MD&A”) is prepared as of May 31, 2021 and provides a review of the financial condition and results of operations for BetterLife Pharma Inc. (the “Company” or “BetterLife”) for the year ended January 31, 2021. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended January 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The financial information presented in this MD&A is derived from the audited consolidated financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the commercial viability of any products the Company is in the process of developing, delays or changes in plans with respect to any products, costs and expenses, the risk of foreign exchange rate fluctuations, risks associated with securing the necessary regulatory approvals and financing to proceed with any planned business venture, product development, and risks and uncertainties regarding the potential to economically scale and bring to profitability any of the Company’s current or planned endeavors. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the “Risks and Uncertainties” section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

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BUSINESS OVERVIEW

BetterLife is a publicly traded corporation incorporated on June 10, 2002 in the Province of British Columbia, Canada under the name “649186 B.C. Ltd.”. On September 9, 2003, the Company changed its name to “Xerxes Health Corp.”. On June 26, 2007, it changed its name to “Neurokine Pharmaceuticals Inc.”. On April 7, 2015, the Company changed its name to “Pivot Pharmaceuticals Inc.” and on December 5, 2019, it changed its name to “BetterLife Pharma Inc.”. The Company’s principal executive office is located at 1275 West 6th Avenue, #300, Vancouver, B.C. Canada V6H 1A6. BetterLife’s common shares are traded on the Canadian Securities Exchange under the symbol “BETR”.

BetterLife is a biopharmaceutical company engaged in the development and commercialization of patented and differentiated pharmaceuticals. Its wholly-owned subsidiary, Altum Pharmaceuticals Inc. (“Altum”) (acquired by way of amalgamation on August 31, 2020) has three products in its pipeline: AP-001 (a topical cream formulation of interferon-alpha 2b based on Altum’s patented Biphasics formulation system), AP-002 (novel gallium-based anti-cancer agent) and AP-003 (a patent pending proprietary IFNa2b inhalation formulation). Through its acquisition of the assets of Nutraneeds LLC (“Nutraneeds”) on December 18, 2020, the Company added two neuro-psychiatric products to its product portfolio: TD-0148A and TD-010. TD-0148A is a non-hallucinogenic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as depression, post-traumatic stress disorder (“PTSD”), and migraines. TD-010 is novel formulation of a derivative of dihydrohonokiol, a known anti-anxiety compound, with potential for us to treat such as benzodiazepine dependency, anxiety and spasticity.

The Company’s management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

Business Developments

On February 28, 2018, BetterLife completed the acquisition of Pivot Naturals, LLC (previously ERS Holdings, LLC) (“Pivot Naturals”) pursuant to an Exchange Agreement dated as of February 10, 2018 among BetterLife, Pivot Naturals and the members of Pivot Naturals. As consideration for the purchase, the Company paid US$333,333 in cash on closing, US$333,333 in September 2018 and US$333,334 in May 2019 for total cash payment of US$1 million. In addition, the Company also issued 500,000 common shares. Pursuant to the acquisition of Pivot Naturals, the Company acquired a patented technology called “RTIC” Ready-To-Infuse-Cannabis (“RTIC”), relating to the transformation of cannabis oil into powder for infusion into a variety of products. By April 2020, the Company transferred 100% of its membership interest of Pivot Naturals to a third party and the Company strategically exited the California cannabis market.

On March 2, 2018, the Company completed the acquisition of Thrudermic, LLC (“Thrudermic”) and worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids pursuant to an exchange agreement dated March 2, 2018 among BetterLife, Dr. Joseph Borovsky, Dr. Leonid Lurya and Thrudermic. As consideration for the purchase, the Company paid $1 in cash on closing and issued 50,000 common shares.

On December 17, 2018, BetterLife entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena Joint Venture Inc. (“Pivot-Cartagena JV”). Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages combining the industry expertise of Licorera del Sur with our patented RTIC™ powderization technologies. To date, the Company has not made any investment related to this joint venture and does not intend to further pursue this venture.

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In March 2020, the Company completed the acquisition of SolMic AG (“Solmic”) and the patented Solmic solubilization drug delivery technology for oral platform. Consideration for the acquisition included CHF10,000 for the acquisition of Solmic and EUR50,000 for the patents.

On July 3, 2020, the Company signed an amalgamation agreement with Altum pursuant to which Altum will be amalgamated with 12167573 Canada Ltd. (the “Amalgamation”), a wholly-owned subsidiary of the Company incorporated on June 30, 2020 for purposes of the Amalgamation. On August 31, 2020, the Company completed the Amalgamation and Altum became a wholly-owned subsidiary of the Company. Pursuant to the Amalgamation, the Company issued 18,217,239 common shares to Altum shareholders, granted 856,880 stock options, with exercise prices ranging between $0.03 and US$2.47 and expiry dates between September 7, 2020 and February 28, 2023, and granted 252,595 share purchase warrants with exercise price of US$1.44 and expiring on August 6, 2022.

In June 2020, BetterLife effected a consolidation of its issued and outstanding common shares on a ten (10) old for one (1) new common share. References to common shares in this report have been adjusted for the consolidation. Exercise or conversion prices and the number of common shares issuable under any of the Company’s outstanding warrants, restricted stock units, performance stock units and stock options have also been proportionately adjusted to reflect the consolidation.

On October 2, 2020, the Company signed a share purchase agreement with an unrelated third party (the “Purchaser”) for the sale of 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a fully-owned subsidiary. Pursuant to the sale of Pivot, the Company’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada (the “Facility”) and its in-process Health Canada license application (the “Application”) will be transferred to the Purchaser. Upon closing of the share purchase agreement in December 2020, the Company is no longer be pursuing the Application for processing of cannabis products in Canada.

On December 18, 2020, the Company acquired 100% of the assets in Nutraneeds in an all-stock transaction. Pursuant to the acquisition, the Company issued 13,333,333 common shares to principals of Nutraneeds. The assets of Nutraneeds address unmet mental health needs through the development of patented next generation psychedelic therapeutics including the LSD derivative 2-Bromo-LSD (“TD-0148A”).

Product Description and Target Disease

TD-0148A is a non-hallucinogenic second-generation LSD derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as depression, PTSD, and migraines. Human clinical trials have been conducted several decades ago with TD-0148A synthesized from LSD. The very strict controlled substance classification of LSD (Schedule 1) prevented further research in this arena. The Company’s TD-0148A issued patent is a manufacturing process pathway that is fully non-controlled, i.e. it does not start with nor generates LSD at any stage. TD-0148A synthesis is therefore not subject to Schedule 1 controlled substance restrictions, and the Company can move ahead with TD-0148A large scale synthesis and clinical trials without these restrictions. TD-0148A’s patented process allows for cost effective manufacturing of TD-0148A. LSD has been studied for the treatment of people with a number of psychiatric conditions, including depression, alcoholism, and PTSD throughout the 1950s and 1960s and research is currently experiencing a renaissance, with a number of publications referencing the efficacy of LSD to alleviate or reverse certain mental health conditions. TD-0148A’s chemical name is 2-bromo-lysergic acid diethylamide (“2-Bromo-LSD”). This modification on the LSD structure is proposed to alter the pharmacological effect of compound on the serotonin 5HT2A receptor, and lead to its non-hallucinogenic properties compared to LSD. TD-0148A is orally administered. The Company plans to develop 2-bromo-LSD to treat mental health disorders including Treatment-resistant Depression (“TRD”) and migraines. TRD is a term used in clinical psychiatry to describe a condition that affects patients diagnosed with major depressive disorder who do not respond adequately to a course of appropriate antidepressant medication within a certain time. Studies have shown TRD has been associated with lower long-term quality of life as well as more instances of relapse than depression that is responsive to treatment. 2-bromo-LSD is being developed as a patient self-administered medication prescribed by a psychiatrist. 2-bromo-LSD has been tested in studies in humans, mainly in healthy subjects. Most of these studies were conducted in the 1950s. In 2010 a case series study in cluster headaches was reported showing that treatment with 2-bromo-LSD was effective against cluster headaches. 2-bromo-LSD has not been investigated in TRD in any of the published studies.

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TD-010’s active pharmaceutical ingredient is dihydrohonokiol-B (“DHH-B”). DHH-B is a derivative of honokiol, which is the active anxiolytic (anti-anxiety) ingredient of magnolia bark extracts. Magnolia bark extracts have been used in traditional Chinese medicines for centuries as anxiolytic medication. Several animal studies on safety and anxiolytic efficacy of honokiol/magnolia bark extract have been published1. Only two human clinical trials have been published on honokiol (given as magnolia bark extract)2. Magnolia bark extract/honokiol is sold as a nutraceutical. DHH-B has been shown in animal studies to have significantly (20x) more anxiolytic activity than its parent molecule honokiol3. Animal studies have also shown that DHH-B does not have the side effects of benzodiazepines4 and not to be addictive like benzodiazepines5. No human clinical trials have been conducted on DHH-B. TD-010 is DHH-B formulated in the Company’s patented formulation (provisional) to overcome DHH-B’s insolubility and poor bioavailability for potential treatment of anxiety and other neuro-psychiatric disorders.

AP-003 is a patent pending proprietary recombinant human IFNa2b inhalation formulation. In recent studies IFNa2b has been shown to be effective in slowing SARS-CoV-2 viral replication. In the study published Friday May 15, 2020 in Frontiers of Immunology titled “Interferon-a2b Treatment for COVID-19”, the authors examined the course of disease in a cohort of 77 individuals with confirmed COVID-19 admitted to Union Hospital, Tongii Medical College, Wuhan, China, between January 16 and February 20, 2020. To the knowledge of the authors the findings presented in the study were the first to suggest therapeutic efficacy of IFNa2b in COVID-19 disease.

Cautionary note: The Company is not making any express or implied claims that AP-003 or any other product has the ability to treat, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of AP-003 are under investigation and market authorization has not yet been obtained.

__________

1 Review Sarrica et al 2018

2 Kalman et al 2008; Campus et al 2011

3 Kuribara et al 2000 J Pharm Pharmacol

4 Benzodiazepines include Xanax™, Valium™, Klonopin™ and Ativan™

5 Kuribara et al 2000 J Pharmacol Biochem & Behaviour; Maruyama et al 2001

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AP-001 is a topical formulation of recombinant human IFNa2b based on the patented Biphasix™ drug formulation technology. The Biphasix formulation allows stable cream formulation of IFNa2b and its delivery across the dermis/mucosa, with minimal systemic exposure. AP-001 is being developed as topical cream for local intravaginal use to treat HPV-induced Cervical Intraepithelial Neoplasia (“CIN”), the precursor to cervical neoplasia. Current treatments of advanced CIN are all based on invasive surgical procedures. AP-001 is being developed to be a non-invasive, self-administered treatment for CIN, with minimal side effects. Small human AP-001 Phase 1-2 trials have been completed.

AP-002 is an organo-gallium complex whose drug substance is: tris (8-quinolinolato) gallium(III). The finished drug product is an enteric protected tablet for oral administration. Preclinical studies show that AP-002 has distinct direct anti-tumor activity as well as direct anti-osteoclast activity. The activity profile of AP-002 makes it a promising development candidate to potentially treat cancers which give rise to bone metastases, which include breast, lung and prostate cancers.

Product Current Stage of Development

TD-0148A has been tested in human studies, mainly in healthy subjects. Most of these human studies were conducted at the end of the 1950’s and early 1960’s. Therefore, for purposes of US Food and Drug Administration (“FDA”) or other health regulatory authority purposes to start human clinical trials, TD-0148A is at preclinical stage of development.

TD-010 has not been tested in human studies. It is currently in preclinical stage of development.

The active pharmaceutical ingredient in both AP-001 and AP-003 are the same. It is recombinant human IFNa2b. A proprietary recombinant human IFNa2b produced in E. coli is under development, which will provide the drug substance to be used for both the AP-001 cream or AP-003 inhalation formulations.

For health regulatory authority purposes to start human clinical trials, AP-003 is considered to be at preclinical stage of development.

For health regulatory authority purposes to start human clinical trials, AP-001 is considered clinical stage and with certain bridging studies (to be confirmed), it can begin Phase 2 studies.

AP-002 is currently in Phase 1 clinical trial in cancer patients, which was stopped in 2021 due to poor enrollment because of the COVID-19 pandemic. The trial has not been restarted.

Product Current Regulatory Status, Development Strategy and Projected Timelines

TD-0148A is currently at preclinical stage of development. BetterLife intends to set up GMP manufacturing of TD-0148A, and alongside complete all the necessary preclinical and IND enabling toxicology studies. The TD-0148A IND filing is projected to be by Q1 of 2022, with the start of a randomized placebo controlled Phase 1 clinical trial in healthy subjects to begin on approval of IND. The Phase 1 will be followed in 2022 with initiation of two randomized placebo controlled Phase 2 trials: one trial in TRD and trial one in cluster headaches.

TD-010 is currently at preclinical stage of development. BetterLife intends to set up GMP manufacturing of TD-010, and alongside complete all the necessary preclinical and IND enabling toxicology studies. The TD-010 IND filing is projected to be by Q1 of 2022, with the start of a randomized placebo controlled Phase 1 clinical trial in healthy subjects to begin on approval of IND. The Phase 1 will be followed in 2022 with initiation of a randomized placebo controlled Phase 2 trial treating benzodiazepine dependency.

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AP-003 is currently in preclinical stage of development. The manufacturing and formulation work is currently ongoing. A pre-IND discussion has been conducted with the FDA for use of AP-003 inhalation in COVID-19. Based on FDA feedback, an inhalation GLP toxicology study in rats using AP-003, is under planning. Given the advent of effective SARS-CoV-2 vaccines, the AP-003 development timing and path are being currently reassessed. IFNa2b is a broad acting anti-viral agent, and studies show that it is effective against many viruses. Importantly, viruses have not been seen to develop resistance to IFN. AP-003 is therefore a potential treatment for mutant SARS-CoV-2 viruses that bypass the current vaccines, or other new coronavirus pandemics that may arise in the future. The timing of AP-003 IND and clinical trials is currently under reassessment.

The previously completed AP-001 Phase 1-2 trials were conducted using AP-001 which had IFNa2b provided by Merck under a supply agreement, which is now terminated. The Company is now manufacturing its own proprietary IFNa2b to be used in manufacturing of AP-001 for all future trials. AP-001 has an US Investigational New Drug (“IND”). The AP-001 IND is currently inactive. With AP-001 manufactured using the Company’s own IFNa2b, the Company plans to file a new IND under which the AP-001 Phase 2b will be conducted in US. The timing of AP-001 IND and clinical trials is currently under reassessment.

AP-002 Phase 1 clinical trial remains closed. The Company is currently reassessing this program, to determine how best to proceed.

Other Platform Technologies

Thrudermic Transdermal Nanotechnology (Topical Platform)

The Company acquired the worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids. Developed in Israel, the Thrudermic lipid-based nano dispersion technology for topical cannabinoids uses FDA approved materials. The technology has the ability to specifically formulate individual drugs to control and prolong drug release while maintaining steady therapeutic concentrations. The technology can handle water soluble and water insoluble drugs with no change to the skin morphology, no sensitivity to the digestive system, no pain from injections and no observed adverse reactions.

Solmic Solubilization Drug Delivery Technology (Oral Platform)

Through its acquisition of Solmic, the Company acquired the worldwide rights to the Solmic’s Micelle oral drug delivery technology for cannabinoids.

Ready-To-Infuse Cannabis Technology

BetterLife’s patented RTIC process technology creates precise and repeatable dosing of cannabis by transforming concentrated cannabis oil into a stable, emulsifiable, odorless and flavorless powder form. The derived powder may then be encapsulated and infused for use in beverages, edibles, lotions and additional health and personal care products. The RTIC process is conducive for manufacturing of a wide array of products.

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SELECTED ANNUAL INFORMATION

The following tables provides a summary of the Company’s financial operations for the three most recently completed fiscal years. For more detailed information on the Company, please refer to its annual audited financial statements for the years ended January 31, 2021, 2020 and 2019.

Year ended or as at:	January 31, 2021		January 31, 2020		January 31, 2019
Revenue	$	nil	$	nil	$	nil
Operating expenses		7,915,367		9,336,298		6,908,952
Other income (expenses)		(28,435,423)		(10,252,464)		(2,345,838)
Net loss		(36,350,790)		(19,588,762)		(9,254,790)
Net loss per share, basic and fully diluted		(1.34)		(1.30)		(0.10)
Operating cash		154,722		2,681,704		74,800
Working capital (deficiency)		(4,517,523)		2,520,474		(5,185,332)
Total assets		1,336,425		8,250,779		10,306,750
Total long-term liabilities		131,603		4,634,154		1,408,486
Shareholders’ (deficit) equity		$(4,612,255)		$2,656,561		$3,495,512

DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s financial results for the year ended January 31, 2021, compared to the comparative prior fiscal year.

	YEAR ENDED
	January 31, 2021	January 31, 2020
Revenue	$ nil	$ nil
Operating expenses	(7,915,367)	(9,336,298)
Other income (expense):
Accretion expense on convertible debentures	(33,054)	(380,754)
Change in unrealized gains/losses on derivative liabilities	(73,885)	nil
Financial guarantee expense	(182,200)	nil
Interest expense	(7,046)	(48,024)
Interest income	265	4,479
Gain (loss) on sale/abandonment of assets, net	804,429	(1,303,278)
Loss on impairment of equipment	nil	(3,901)
Loss on impairments and write-offs of inventory and other	nil	(1,466,377)
Loss on impairment of intangible assets	(12,116,908)	(6,625,246)
Loss on impairment of loan receivable	nil	(213,085)
Other	(40,358)	48,382
Settlement of legal claims	(120,000)	(264,660)
Unidentifiable assets acquired	(16,666,666)	nil
Net loss	$(36,350,790)	$(19,588,762)

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Net loss for the year ended January 31, 2021 increased as compared to the year ended January 31, 2020. The increase was due to a non-recurring expense of $16,666,666 related to unidentifiable assets acquired. On December 7, 2020, the Company entered into an asset purchase agreement with Nutraneeds whereby the Company issued 13,333,333 common shares to acquire intellectual property, including patented technology, in connection with the compounds known as 2-bromo-LSD. The intangible assets acquired were determined to be too-early stage to meet the definition of intangible asset. Accordingly, the Company accounted for this transaction as an asset acquisition and measured the transaction using the fair value of the consideration paid with amount paid being recognized as a non-recurring expense related to unidentifiable assets acquired.

Also contributing to the increase was an increase in impairment of intangible assets during the year ended January 31, 2021. During the current year, the Company recorded an impairment loss totaling $11,362,000 on its AP-001 and AP-003 intangible assets. An impairment assessment was performed from which the Company concluded both assets to be in such early stage of development that a reasonable estimate of recoverable amount could not be estimate. During the year, the Company also recorded impairment losses on its BiPhasix license, Thrudermic non-patented technology and Solmic patents as it had exited the cannabis manufacturing and commercialization industry. For the year ended January 31, 2020, the Company recorded a loss on impairment of intangible assets related to its RTIC patents.

This increase was offset by decreases in operating expenses (see below), loss on sale/abandonment of assets, loss on impairments and write-offs of inventory and other, loss on impairment of intangible assets and loss on impairment of loan receivable. During the year ended January 31, 2020, the following occurred, which resulted in other expenses being recorded:

•	The Company advanced $1,441,600 to SolMic GmbH (“Solmic GmbH”), a Dusseldorf, Germany based developer and manufacturer of nutraceuticals, cosmeceuticals, and pharmaceuticals for its initial production order for micellized cannabinoid solution. The Company also advanced SolMic GmbH a loan of €150,000 with a term of six months and interest rate of 18% per annum. Solmic GmbH entered into insolvency proceedings and has been restructured. As the Company did not expect to recover payments made, it wrote-off the amount paid for the production order of $1,441,600 and recorded an impairment of the loan receivable. No such losses were incurred in fiscal 2021.
•	The Company made a strategic decision to exit the California cannabis manufacturing industry and determined that several assets initially held for US operations purposes had a recoverable value of $nil and were impaired for a total amount of $1,303,278. The main asset impaired related to the right-of-use asset previously recognized relating to the lease on 3595 Cadillac Avenue.

During the year ended January 31, 2021, the Company shifted its strategic focus from manufacture and commercialization of cannabis/hemp products to research and development of pharmaceuticals, which resulted in other income or expenses being recorded as follows: The Company recorded a net gain on sale/abandonment of assets. A gain on abandonment of assets related to Pivot Naturals of $1,481,829 was recorded and consisted mainly of the gain on extinguishment of the lease  liability on 3595 Cadillac Avenue. This gain was offset by a loss on disposal of assets related to the disposal of Pivot and a loss on abandonment of hemp-related activities in the U.S.A.

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Expenses

`	YEAR ENDED
	January 31,	January 31,
	2021	2020

Amortization and depreciation of equipment and intangible assets	$157,760	$985,895
Amortization of right-of-use assets	(69,849)	361,502
Consulting fees	1,982,846	1,608,692
Finders fee expense	nil	100,000
Foreign exchange loss	(39,050)	38,057
General and administrative	1,743,415	923,877
Lease liability expense	479,164	347,445
Licensing fees	nil	40,029
Professional fees	1,447,202	1,707,892
Promotion and marketing	185,952	96,641
Repairs and maintenance	22,808	45,875
Research and development	284,700	63,767
Wages, salaries and employment expenses	1,720,419	3,016,626
Operating expenses	$7,915,367	$9,336,298

Operating expenses decreased as compared to the prior year. During the year ended January 31, 2021, the global outbreak of coronavirus (“COVID-19”) had a significant impact on businesses through restrictions placed by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. As a result of the uncertainties that arose from the pandemic, the Company put measures in place to reduce expenses and minimize cash outflows. Significant decrease in expenses was in the area of wages, salaries and employment expenses, in which numerous positions determined not to be core to the Company’s pharmaceutical research and development activities were terminated. Other decreases to operating expenses included the following:

•	Decrease in amortization and depreciation of equipment and intangible assets, which resulted upon impairments of patents.
•

Decrease in amortization of right-of-use assets, which resulted when the leases on Cadillac Avenue, Costa Mesa and Kesmark Street, Dollard-des-Ormeaux were assigned together with the assignment of Pivot Naturals and Pivot, respectively.

•	Decrease in professional fees as a result of the Company’s continued efforts at cash conservation.

These decreases in operating expenses were offset by the following increases:

•

Though consulting fees increased from the prior year, the majority of the increase was due to share-based payment expenses utilized to compensate consultants while allowing the Company to conserve cash.

•	General and administrative expenses increased and is discussed below.

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The table below presents material components of general and administrative expense:

	YEAR ENDED
	January 31, 2021	January 31, 2020
Business licenses	$41,083	$48,671
Conferences	775	45,557
Information technology	20,527	22,129
Insurance	24,707	nil
Investor relations	1,191,974	122,221
Office	142,592	147,772
Press release	91,914	35,010
Printing	nil	20,741
Public listing expense	125,477	59,564
Shareholder expense	10,205	10,303
Telecommunications	4,803	22,777
Travel, meals and entertainment	51,664	309,852
Utilities	19,499	25,743
Website costs	18,196	53,537
	$1,743,415	$923,877

General and administrative expense for the year ended January 31, 2021 increased as compared to the prior year. In May 2020, the Company announced that it was pursuing an Amalgamation with Altum. The Company disseminated a number of news releases to update the market regarding Altum and the Amalgamation process and filed a listing statement pursuant to the Amalgamation, increasing its press release and public listing expenses. BetterLife also engaged public and investor relations companies to provide media services and assist with communications to the public of its corporate activities, which resulted in an increase to investor relations expense. The majority of the increase in investor relations expense was due to share-based payment expenses utilized to compensate third parties while allowing the Company to conserve cash. These increases were offset by decreases to conferences, printing, telecommunications, travel, meals and entertainment and website costs.

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SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	QUARTERS ENDED
	January 31, 2021		October 31, 2020	July 31, 2020		April 30, 2020
Total revenue	$	nil	$nil	$	nil	$	nil
Net income (loss)		$(27,505,630)	$(7,349,151)		$(1,561,305)		$65,296
Net income (loss) per share – basic		$(1.00)	$(0.25)		$(0.09)		$0.00
Net income (loss) per share - diluted		$(1.00)	$(0.25)		$(0.09)		$0.00

	QUARTERS ENDED
	January 31, 2020		October 31, 2019	July 31, 2019		April 30, 2019
Total revenue	$	nil	$nil	$	nil	$	nil
Net income (loss)		$(10,670,257)	$(2,593,187)		$(4,379,774)		$(1,945,544)
Net income (loss) per share - basic		$(0.68)	$(0.15)		$(0.28)		$(0.19)
Net income (loss) per share - diluted		$(0.68)	$(0.15)		$(0.28)		$(0.19)

Net loss for the quarter ended January 31, 2020 was significantly higher than other quarters during the year ended January 31, 2020. During the fourth quarter of fiscal 2020, the Company recorded losses on impairments of abandoned assets, equipment, intangible asset and loans receivable totaling $8,145,510.

The Company reported a net income for the quarter ended April 30, 2020. During the three months ended April 30, 2020, BetterLife assigned Pivot Naturals to a third party pursuant to settlement of a legal matter. As a result, the Company’s lease on 3595 Cadillac Avenue in California, U.S.A. was assigned, and lease obligations extinguished. A gain on extinguishment of the lease liability totaling $1,474,092 was included in gain on abandonment of assets for the quarter.

Net loss for the quarter ended October 31, 2020 increased from the prior quarter due to recorded losses on impairments of abandoned assets and intangible assets. Upon signing of the share purchase agreement for the sale of Pivot, the Company exited the cannabis manufacturing industry in Canada. As a result, the Company impaired assets related to its lease at 285-295 Kesmark Street in Quebec, Canada as well as intangible assets originally intended to be used in the manufacture of cannabis products.

Net loss for the quarter ended January 31, 2021 was significantly higher than other quarters for fiscal 2021. The increase was a result of a non-recurring expense charge of $16,666,666 related to unidentifiable assets acquired as part of the acquisition of assets from Nutraneeds as well as impairments taken on the Company’s intangible assets (discussed above).

LIQUIDITY AND CAPITAL RESOURCES

The Company manages its liquidity risk by reviewing, on an ongoing basis, its capital requirements and capital structure. The Company makes adjustments to its capital structure in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, BetterLife may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash. While the Company has incurred losses to date, with an accumulated deficit of $91,011,306 at January 31, 2021, management expects to continue to fund its development efforts through its access to public capital markets. However, there can be no assurance, especially in light of the current global outbreak of COVID-19, that it will gain adequate market acceptance for its projects or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risks and Uncertainties”.

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Working Capital

The following table presents the Company’s working capital as at January 31, 2021 and January 31, 2020:

	January 31, 2021	January 31, 2020
Current assets	$1,329,554	$3,480,538
Current liabilities	5,847,077	960,064
Working capital (deficiency)	$(4,517,523)	$2,520,474

Working capital decreased as compared to January 31, 2020. The Company utilized its cash to fund its working capital, to pursue Amalgamation with Altum and the acquisition of assets from Nutraneeds as well as to progress its research and development programs.

Statements of Cash Flows

The following table presents the Company’s cash flows for the years ended January 31, 2021 and 2020:

	YEAR ENDED
Net cash provided by (used in):	January 31, 2021	January 31, 2020
Operating activities	$(7,164,882)	$(7,880,641)
Investing activities	(71,550)	(1,141,093)
Financing activities	4,089,644	12,226,420
Effect of foreign exchange rate changes on cash	19,806	2,218
(Decrease) increase in cash for the period	$(3,126,982)	$3,206,904

Cash used in operating activities for the year ended January 31, 2021 decreased as compared to the prior year as the Company continued to make efforts to minimize expenditures and cash outflows amid the COVID-19 pandemic. Cash used for investing activities for the current year decreased from the prior period and included the acquisition of Solmic patents. Cash provided by financing activities for fiscal 2020 included the Company’s private placement completed in May 2019 for gross proceeds of $15 million, offset with repayment of convertible debentures. During fiscal 2021, the Company completed a private placement of common shares and share purchase warrants for gross proceeds of $1,361,778 in July/August 2020 and a private placement of special warrants for gross proceeds of $2,944,868 in December 2020.

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Commitments and Contingencies

In September 2019, BetterLife was served with a claim from Green Stream Botanicals Corp. for a finder’s fee in the amount of $600,000 in relation to the non-brokered private placement of $15 million that it closed in May 2019. In July 2020, this claim was settled for $120,000.

In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares. The Company believes the claims are unfounded and intends to vigorously defend these claims.

In January 2020, an injunction was filed against the Company in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street and damages of approximately $395,000. In January 2021, this injunction was discontinued.

In September 2020, a judgement for a safeguard order was rendered against the Company in the Superior Court of Quebec by Olymbec Development Inc. (“Olymbec”) ordering the Company to pay the sum of $45,293, inclusive of GST and QST and representing monthly lease payment on the lease of 285-295 Kesmark Street from September 1, 2020 (September 2020 - paid), and to pay $67,939, representing 50% of the arrears lease due to Olymbec (paid). On November 5, 2020, this matter was settled and the proceedings discontinued.

In March 2021, a judgement for a safeguard order was obtained by Olymbec against Pivot, a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec, ordering Pivot and the Company to jointly pay the full amount of the lease on the first day of each month. Pursuant to the share purchase agreement that closed in December 2020 for the sale of 100% of the issued and outstanding common shares of Pivot, the Company is indemnified from any and all claims suffered by the Company in connection with and as guarantor of the lease.

RISKS AND UNCERTAINTIES

Financial Risks

Credit Risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada, U.S. and Liechtenstein. The carrying amount of cash represent the maximum exposure to credit risk. As at January 31, 2021, this amounted to $154,722 (January 31, 2020 - $3,303,002).

Interest Rate Risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities, due to related parties and other liabilities are due within the current operating period.

Currency Risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will decrease the Company’s loss by approximately $123,000. The Company does not invest in derivatives to mitigate these risks.

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Business Risks

The Company is exposed to a number of “Risk Factors”, which are summarized below:

•	There is substantial doubt as to whether the Company will continue operations. If the Company discontinues operations, shareholders could lose their investment.
•	The Company has incurred operating losses in each year since inception and may continue to incur substantial and increasing losses for the foreseeable future. The Company also has negative capital cash flows from operating activities. If the Company cannot generate sufficient revenues to operate profitably or with positive cash flow from operating activities, it may suspend or cease its operations.
•	The Company will require substantial additional funds to complete its development and commercialization activities, and if such funds are not available, the Company may need to significantly curtail or cease operations.
•	The Company’s inability to complete its development projects in a timely manner could have a material adverse effect of the results of operations, financial condition and cash flows.
•	The Company may not commence or complete clinical testing for any of its prospective pharmaceutical products and the commercial value of any clinical study will depend significantly upon the Company’s choice of indication and patient population selection. If BetterLife is unable to commence or complete clinical testing or if it makes a poor choice in terms of clinical strategy, the Company may never achieve revenues.
•	The Company will rely on third parties to conduct its research, development and manufacturing activities. If these third parties do not perform as contractually required, fail to meet the Company’s manufacturing requirements and applicable regulatory requirements or otherwise expected, the Company may not be able to commercialize its products, which may prevent the Company from becoming profitable.
•	If the Company is unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, it may not be successful in commercializing its product candidates.
•	The Company’s product candidates may never gain market acceptance, which could prevent the Company from generating revenues.
•	The Company faces potential product liability exposure, and any claim brought against the Company may cause it to divert resources from normal operations or terminate selling, distributing and marketing any of its products. This may cause BetterLife to cease its operations as it relates to that product.
•	The manufacturing of all of the Company’s products will be subject to ongoing regulatory requirements, and may therefore be the subject of regulatory or enforcement action. The associated costs could prevent the Company from achieving its goals or becoming profitable.

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•

Since certain of the Company’s directors are located outside of Canada, shareholders may be limited in their ability to enforce Canadian civil actions against the Company’s directors for damages to the value of their investment.

•	The Company plans to indemnify its directors and officers against liability to the Company and its security holders, and such indemnification could increase its operating costs.
•	The Company has no sources of product revenue and it will not be able to maintain operations and research and development without sufficient funding.
•	The Company is highly dependent upon certain key personnel and their loss could adversely affect the Company’s ability to achieve its business objectives.
•	If the Company breaches any of the agreements under which it licenses rights to product candidates or technology from third parties, it can lose license rights that are important to its business. The Company’s current license agreements may not provide an adequate remedy for breach by the licensor.
•	Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and the Company’s product candidates may not have favorable results in later trials or in the commercial setting.
•	If the Company is unable to enroll subjects in clinical trials, it will be unable to complete these trials on a timely basis.
•	If the Company’s competitors develop and market products that are more effective than the Company’s existing product candidates or any products that it may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive.
•	The Company relies on contract manufacturers over whom it has limited control. If the Company is subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, its business operations could suffer significant harm.
•	The Company’s future success is dependent primarily on the regulatory approval of a single product.
•	The Company will be subject to extensive government regulation that will increase the cost and uncertainty associated with gaining final regulatory approval of its product candidates.
•	The Company’s products may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices or healthcare reform initiatives, thereby having an adverse effect on its business.
•	Negative results from clinical trials or studies of others and adverse safety events involving the targets of the Company’s products may have an adverse impact on future commercialization efforts.
•	The Company faces the risk of product liability claims, which could exceed its insurance coverage and produce recalls, each of which could deplete cash resources.
•	Changes in government regulations, although beyond the Company’s control, could have an adverse effect on its business.
•	The Company’s discovery and development processes may involve the use of companion diagnostics or biomarkers.
•	Significant disruption in availability of key components for ongoing preclinical and clinical studies could considerably delay completion of potential clinical trials, product testing and regulatory approval of potential product candidates.
•	The Company’s products or technologies may need to be used in connection with third-party technologies or products.
•	The Company may pursue other business opportunities in order to develop its business and/or products.
•	Generally, a litigation risk exists for any company that may compromise its ability to conduct the Company’s business.
•	The Company’s success depends on its ability to effectively manage its growth.
•	It may be difficult for non-Canadian investors to obtain and enforce judgments against the Company because of its Canadian incorporation and presence.
•	Significant disruptions of information technology systems or security breaches could adversely affect the Company’s business.
•	The COVID-19 pandemic and related government responses could have a material and adverse effect on the Company’s business, financial condition and results of operations, as set out in greater detail below.

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Risks Related to Infectious Diseases and Related Government Responses

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company’s business and its financial condition may be adversely impacted by the effects of COVID-19 and other infectious diseases.

The extent to which COVID-19 and other infectious diseases may impact the Company’s business, operations, financial condition and the market for its securities will depend on future developments and government responses, which are highly uncertain and cannot be predicted. These include the duration, severity and scope of the outbreak and the actions taken by governmental entities to address and mitigate the pandemic. The Company’s business and operations could be adversely affected by the continued global spread of COVID-19 and any government actions to slow the spread of the infectious disease. Areas that may be impacted include, but without limitation, workforce productivity and health, disruptions to supply chains, limitations on travel and ability to successfully commercialize the Company’s product portfolios and deliver end products to customers.

Given the uncertainty and lack of predictability surrounding COVID-19, the Company is not able to predict the length and severity of impact to its business and operations. As a result, risks associated with COVID-19 may impact key estimates and assumptions used in the Company’s consolidated financial statements.

Risks Related to BetterLife’s Intellectual Property

•	If the Company is unable to maintain and enforce its proprietary intellectual property rights, it may not be able to operate profitably.
•	If the Company is the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause the Company to go out of business.
•	The Company may, in the future, be required to license patent rights from third-party owners in order to develop its products candidates. If the Company cannot obtain those licenses or if third party owners do not properly maintain or enforce the patents underlying such licenses, the Company may not be able to market or sell its planned products.
•	The Company’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them.

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Risks Associated with BetterLife’s Securities

•	Trading on the OTC Bulletin Board and the Canadian Securities Exchange (the “CSE”) may be volatile and sporadic, which could depress the market price of the Company’s common shares and make it difficult for its shareholders to resell their shares.
•	The Company’s common share is or may be considered a penny stock. Trading of BetterLife’s common shares may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a shareholder’s ability to buy and sell their shares.
•	Shareholders will experience dilution or subordinated stockholder rights, privileges and preferences as a result of the Company’s financing efforts.
•	The Company does not intend to pay dividends and there will thus be fewer ways in which shareholders are able to make a gain on their investment, if at all.
•	The price of the Company’s shares may be subject to fluctuation in the future based on market conditions.

The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to BetterLife’s common shares.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, results of operations or cash flows.

TRANSACTIONS BETWEEN RELATED PARTIES

During the three and nine months ended October 31, 2020, BetterLife entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

Key Management Compensation

During the year ended January 31, 2021, compensation of key management and directors, including former key management and directors, of the Company totaled $1,558,585 (2020 – 1,509,822), and consisted of salaries, consulting fees, directors’ fees and share-based payments. During the year ended January 31, 2021:

•	1,200,000 stock options were granted to directors, officers and a former officer,
•	256,250 stock options for former officers and a former director were forfeited or expired for non-performance,
•	291,667 common shares were issued to former officers and directors pursuant to vesting of RSUs and PSUs, and
•	33,334 RSUs and PSUs for former officers and director were forfeited or expired for non-performance.

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Pursuant to the Amalgamation, 582,620 stock options were granted to officers, a director and a former officer of Altum, upon which the Altum stock options held by such individuals terminated. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

As at January 31, 2021, the Company owed $661,660 to current and former key management and directors (2020 - $16,647).

PROPOSED TRANSACTIONS

There are none.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these consolidated financial statements include, among others, the fair values of share-based payments and the valuations of long-lived assets and lease liabilities.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the going concern assessment of the Company, the expected economic lives of and the estimated future operating results and net cash flows from long-lived assets, the determination of functional currencies of the Company and its subsidiaries, the determination of whether an acquisition is a business combination or an asset acquisition and the determination of incremental borrowing rates used in valuations of lease liabilities.

The global outbreak of COVID-19 has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada and other countries to fight the virus. While the extent of the impact is unknown, the Company anticipates this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business and financial condition

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CHANGES IN ACCOUNTING POLICIES

Accounting Standards and Interpretations Adopted

IAS 1 Presentation of Financial Statements

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

IAS 1 has been revised to incorporate a new definition of “material” and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company has adopted IAS 1. The adoption of IAS 1 had no significant impact on the Company’s consolidated financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company has adopted IAS 8. The adoption of IAS 8 had no significant impact on the Company’s consolidated financial statements.

Accounting Standards and Interpretations Not Yet Adopted

IAS 1 Presentation of Financial Statements

IAS 1 has been revised to (i) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability; (ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted.

IAS 1 has also been amended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted.

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IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 has been amended to introduce the definition of an accounting estimate and include other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

IAS 16 – Property, Plant and Equipment

IAS 16 has been amended to prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted.

IAS 37 – Provisions, Contingent Liabilities and Contingent Assets

IAS 37 has been amended to clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In accordance with IFRS, financial assets are classified into one of the following categories: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Cash and amounts receivable are classified as amortized cost. Their carrying values approximate fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss. The Company’s accounts payable and accrued liabilities, due to related parties, convertible debentures and other liabilities are measured at amortized cost. Their carrying values also approximate fair value due to their short term maturities. The Company’s warrant liabilities are measured at FVTPL.

BetterLife recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the consolidated statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

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The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
c.	Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At January 31, 2021 and 2020, cash was measured and recognized in the consolidated statement of financial position using Level 1 inputs in the fair value hierarchy. At January 31, 2021 and 2020, warrant liabilities are measured and recognized in the consolidated statement of financial position at fair values that are categorized as Level 3 in the fair value hierarchy above.

SHARE DATA

The following table sets forth the outstanding common share, warrants, special warrants, compensation options, stock options, restricted share units and performance share units data for the Company as at May 31, 2021:

	Authorized	Issued
Common shares	Unlimited	77,796,672
Warrants		24,574,548
Compensation options		1,736,178
Stock options		2,854,557
Restricted share units		17,500
Performance share units		25,000

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) and in the United States on EDGAR (www.sec.gov/edgar).

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